Filed pursuant to Rule 424(b)(3)
Registration No. 333-139514

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated January 18, 2007)

6,500,000 Shares

Particle Drilling Technologies, Inc.

Common Stock

This prospectus supplement amends and supplements our prospectus dated January 18, 2007, relating to 6,500,000 shares of our common stock that may be offered and sold from time to time for the account of the stockholders referred to in the prospectus. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling stockholders to prospective purchasers along with this prospectus supplement. This prospectus supplement contains our financial results as of and for the three months ended December 31, 2006 and describes recent developments in our business.

Investing in our common stock involves risks. See “Risk Factors” on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 9, 2007.

management’s discussion and analysis of financial condition and results of operations.

The following discussion of our financial condition and results of operations should be read together with the unaudited consolidated financial statements and related notes that are included elsewhere in this prospectus supplement. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. We undertake no obligation to update any forward-looking statements except as required by law.

Overview

On January 14, 2005, we acquired Particle Drilling Technologies, Inc., a privately-held Delaware corporation (“PDTI”). As a result of this acquisition, our company, which previously had no material operations, acquired the business of PDTI and we are now engaged in the development of the Particle Impact Drilling System, a patented system utilizing a specially designed “fit for purpose” drill bit fitted with jetting nozzles and polycrystalline diamond compact cutting structures for use in the oil and gas drilling industry.

We are a development-stage company and have a limited operating history. Our predecessor company for financial reporting purposes was formed on June 9, 2003 to acquire the technology related to the Particle Impact Drilling System (the “PID technology”). We are still developing this technology, and to date, we have not generated any revenues from our operations. As we continue to execute our operations plan, we expect our development and operating expenses to increase.

Research and development.   We have made and expect to continue to make substantial investments in research and development activities in order to develop and market the PID technology. Research and development costs consist primarily of general and administrative and operating expenses related to research and development activities. We expense research and development costs as incurred except for property, plant and equipment related to research and development activity that have an alternative future use. Property, plant and equipment for research and development activity that have an alternative future use are capitalized and the related depreciation is expensed as research and development costs.

General and administrative.   General and administrative expenses consist primarily of salaries and benefits, office expense, professional services, and other corporate overhead costs. We have experienced and expect to continue to experience increases in general and administrative expenses as a result of: (1) reporting and compliance obligations applicable to publicly-held companies; (2) our continuing efforts to develop, test and prepare the PID technology for commercialization; and (3) the hiring of additional personnel.

Results of Operations

Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Research and development.   Research and development expenses were $1,664,843 and $1,285,485 for the three months ended December 31, 2006 and 2005, respectively, representing an increase of $379,358. This increase was primarily the result of approximately $271,619 for supplies, transportation and other operational costs in connection with our commercial trials.  The remainder of the increase is related to continuing development of a new particle injector system, current contstruction of our second PID Unit, bonus accruals and stock-based compensation for research and development personnel during the three months ended December 31, 2006.

General and administrative.   General and administrative expenses were $1,298,544 and $990,962 for the three months ended December 31, 2006 and 2005, respectively, representing an increase of $307,582. This increase was primarily the result of increased costs related to bonus accruals and stock-based compensation during the three months ended December 31, 2006.

Other income (expenses).   Other income was $124,926 and $108,464 for the three months ended December 31, 2006 and 2005, respectively, representing an increase in other income of $16,462. The increase was primarily attributable to the additional funds from the private placement that was completed in October 2006.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents.  We expect that cash requirements through the end of the fiscal year 2007 will be primarily to fund research and development activities, to continuously improve service capabilities, to expand operations, general and administrative costs and capital expenditures.  We believe we have sufficient cash and cash equivalents to meet our working capital and capital expenditure requirements for at least the next 12 months; however, our continued existence depends on the successful development of the PID technology and our ability to successfully commercialize this technology.  To date we have not yet generated cashflow from operations, and until we commence recognizing revenue, we are highly dependant upon debt and equity funding.  If we are not able to meet our funding requirements, our operations may cease to exist.  We cannot provide any assurance that any such funding will be available on acceptable terms or at all.

Since inception on June 9, 2003 through December 31, 2006, we have financed our operations through private sales of our equity and the issuance of convertible notes payable, totaling net proceeds of $30,189,968.  As of December 31, 2006, we had $11,188,221 in cash and cash equivalents.  In October 2006, we completed a private sale of five million shares of our common stock for $2.35 per share and warrants to purchase 1.5 million shares at $3.25 per share, yielding gross proceeds of $11,750,000.

Cash Flows from Operating Activities.  Cash flow used for operations is primarily affected by our research and development progress and business development.  Net cash flows used in operating activities during the three months ended December 31, 2006 were $1,683,208 compared to $1,660,477 for the three months ended December 31, 2005.  The increase from fiscal 2005 to fiscal 2006 was the result of our increased spending on research and development and our increased level of general and administrative cost as discussed above.

Cash Flows from Investing Activities.  Cash flow used in investing activities for the three months ended December 31, 2006 was $92,761 compared to $54,506 for the three months ended December 31, 2005.  The cash flows used in investing activities consist of  $52,556 for the purchase of property, plant and equipment and $40,205 for costs associated with patent expenses.  We anticipate that our capital expenditures for the next year will continue to be fully funded from our available cash and cash equivalents.

Cash Flow from Financing Activities.  Net cash provided by (used in) financing activities for the three months ended December 31, 2006 was $10,672,604 compared to ($19,511) for the three months ended December 31, 2005.  On October 19, 2006, we completed the sale of five million shares of its common stock to institutional and other accredited investors at $2.35 per share. We received gross proceeds of $11.75 million, which we intend to use to manufacture additional PID Systems, to hire and train qualified personnel, to fund a new particle injection system, to fund additional research and development, for general corporate purposes and for expenses associated with the offering.

In addition, the investors received warrants to purchase 1.5 million shares of our common stock with an exercise price of $3.25 per share. The warrants will be exercisable commencing on April 22, 2007 and will expire on October 19, 2011. We have valued these warrants at $2,835,000 using the Black-Scholes option pricing model and this amount was charged to shareholders equity.

Contractual Obligations.  In April 2006, we entered into a thirteen month lease agreement for our new corporate offices at 11757 Katy Freeway, Suite 1300, Houston, Texas 77079, that commenced in May 2006. In connection with the execution of this new lease agreement, we delivered to the lessor a security deposit of $9,400. The total future minimum lease payments under this lease at December 31, 2006 are $56,400.

In June 2006, we extended the lease for our commercial operating facility that expired June 30, 2006 for one additional year. The lease for our commercial operating facility will expire June 30, 2007. The total future minimum lease payments under this lease at December 31, 2006 are $30,000.

In July 2006, we entered into a contract to purchase a quintaplex frac pump to be used with PID Unit #2 which is currently under construction. In connection with this contract, we paid $320,499 as a deposit and will pay another $930,000 during the assembly phase and upon completion.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligation and Short Term Notes Payable (including current portion)	$132,555	$119,775	$12,780	$—	$—
Purchase Obligations	301,974	301,974
Frac Pump	930,000	930,000
Operating Lease Obligations	86,400	86,400	—	—	—
Total	$1,450,929	$1,438,149	$12,780	$—	$—

Off-Balance Sheet Arrangements

In connection with the acquisition of the PID technology in January 2004, PDTI entered into a Royalty Agreement with ProDril Services, Incorporated (“PSI”) pursuant to which we are obligated to pay PSI a royalty on a quarterly basis equal to 18% of our earnings before interest, income taxes, depreciation and amortization (“EBITDA”) derived from the use of the PID technology, until an aggregate of $67,500,000 has been paid. PDTI also entered into a Royalty Agreement in January 2004 with ProDril Services, International, Ltd. (“PSIL”) pursuant to which we are obligated to pay PSIL a royalty on a quarterly basis equal to 2% of our EBITDA derived from the use of the PID technology, until an aggregate of $7,500,000 has been paid. In addition, we are obligated to pay CCORE Technology and Licensing, Ltd. (“CTL”), PSI and PSIL a royalty equal to 1.6%, 1.2% and 1.2%, respectively, of our quarterly gross revenue, derived from the use of the PID technology.  As of December 31, 2006, we had no revenues or EBITDA; therefore no royalties have been paid or accrued.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our most significant judgments and estimates used in the preparation of our consolidated financial statements.

Reverse Acquisition.   The acquisition of PDTI in January 2005 was accounted for as a reverse acquisition. Pursuant to the guidance in Appendix B of SEC Accounting Disclosure Rules and Practices Official Text, we believe the acquisition of PDTI was a merger of a private operating company into a non-operating public shell corporation with nominal net assets which typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with the shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff of the Securities and Exchange Commission to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. Accordingly, the reverse acquisition has been accounted for as a recapitalization. For accounting purposes, PDTI is considered the acquirer in the reverse acquisition. The historical financial statements are those of PDTI. Net loss per share for periods prior to the merger in January 2005 is restated to reflect the number of equivalent shares received by the acquiring company.

Impairment of Long-Lived Assets.   We evaluate our long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows.  We also evaluate the capitalized costs for patents and patent applications filed but not issued for possible impairments. We have not identified any such impairment losses to date.  The evaluation of capitalized costs for patents and patent applications is based on a subjective cash flow forecast which is subject to change.  We will reassess our cash flow forecast each time there are fundamental changes in the underlying potential use of the patents or patent applications in terms of performance, customer acceptance or other factors that may affect such cash flow forecasts.

Stock-Based Compensation.   In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision to SFAS No. 123, Share-Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS No. 123 as originally issued. This statement is effective for new awards and those modified, repurchased or cancelled in interim or annual reporting periods beginning after June 15, 2005. We early adopted this standard upon inception.

Research and Development.   The costs of materials and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. However, the costs of materials, equipment, or facilities acquired or constructed for research and development activities that have no alternative future uses are considered research and development costs and are expensed at the time the costs are incurred.

Income Taxes.   We report our income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which calls for the utilization of the asset and liability method of accounting for income taxes. Under this method, deferred taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences reverse. Temporary differences have been created for all stock option plans and are included in our SFAS No. 109 computation. For the quarter ended December 31, 2006, there were permanent and temporary differences of approximately $6,000 and $283,000, respectively. At December 31, 2006, we had cumulative net operating loss carryforwards of approximately $19,113,000, which expire in years 2007 through 2025. No effect has been shown in the consolidated financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not determinable at this time. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon tax rates at December 31, 2006, have been offset by valuation reserves of the same amount.

Net Loss per Share.   We have presented basic and diluted net loss per share pursuant to SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Dilutive net loss per share would give affect to the dilutive effect of common stock equivalents consisting of options and warrants. Potentially dilutive securities have been excluded from the net loss per common share calculation as the effects would be antidilutive. Potentially dilutive securities not included in the computation of weighted average diluted shares of common stock because the impact of these potentially dilutive securities were anti-dilutive were 2,054,643 and 2,701,790 shares for the three months ended December 31, 2006 and 2005, respectively.

Forward-Looking Statements

Statements in this prospectus supplement that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements subject to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,”

“believe,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

These forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties.  We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including but not limited to dependence upon energy industry spending, the volatility of oil and gas prices, weather interruptions, the results of testing of our products, the availability of capital resources and the other factors described under “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended September 30, 2006 and filed with the SEC on December 14, 2006.  We undertake no obligation to update any forward-looking statements except as required by law.

Quantitative and Qualitative Disclosures about Market Risk

We believe that we do not have any material exposure to financial market risk and we do not enter into foreign currency or interest rate transactions.

Unregistered Sales of Equity Securities and Use of Proceeds

On October 12, 2006, a holder of an outstanding warrant exercised its right to purchase 6,000 shares of our common stock at $0.12 per share on a cashless exercise basis.  The fair market value of our common stock on the date of exercise was $2.78.  As a result of this cashless exercise, we issued 5,745 shares of our common stock to the holder of this warrant and withheld issuing 255 shares of our common stock in satisfaction of the exercise price under the warrant.

The shares of our common stock issued upon exercise of the warrant described above were issued in an exchange between us and our existing security holders in which no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.  As a result, the issuance of such shares of common stock was exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933.

Other Information

On February 1, 2007, the Compensation Committee recommended that the Board of Directors approve a new Bonus Plan (the “Bonus Plan”) for the fiscal year ending September 30, 2007.  The Bonus Plan was approved by the Board of Directors on the same date.  Under the Bonus Plan, bonuses may be awarded to our employees, including our executive officers, upon the satisfaction of certain goals based on a percentage of annual base salaries.  The goals include attaining measured results for some or all of the following categories: cash flow, capital and research and development budgets, revenues, research and development and operations performance, and safety.

 Under the terms of the Bonus Plan, our employees, including its executive officers, may receive a bonus calculated based on a percentage of their annual base salary.  The ultimate percentage of annual base salary used to calculate bonuses, if any bonuses are paid, will be at the sole discretion of the Compensation Committee.  The target percentage and the high percentage of base salary set by the Compensation Committee to be used for purposes of calculating bonuses to our employees, including its executive officers, are as follows:

	Target Percentage	High Percentage
Staff (Operations, Accounting & Administrative)	10%	20%
Manager	15%	30%
Senior Manager	25%	40%
Executive (other than President and Chief Executive Officer)	40%	80%
President and Chief Executive Officer	50%	100%

The annual base salaries of our Named Executive Officers that will be used for purposes of calculating the target and high percentage bonuses under the Bonus Plan are as follows:

Base Salary
Jim B. Terry	$252,000
J. Chris Boswell	$231,000
Thomas E. Hardisty	$189,000
Gordon Tibbits	$150,000

John D. Schiller is not expected to be a Named Executive Officer for fiscal 2007.

Also on February 1, 2007, the Board of Directors adopted the Particle Drilling Technologies, Inc. 2007 Stock Incentive Plan (the “2007 Incentive Plan”).  The 2007 Incentive Plan became effective upon its adoption by the Board of Directors so long as the 2007 Incentive Plan is approved by our stockholders by February 1, 2008.  We have submitted the 2007 Incentive Plan to our stockholders for approval at the 2007 Annual Meeting of Stockholders to be held on March 5, 2007.

The 2007 Incentive Plan provides for the granting from time to time of options and restricted stock to employees, consultants and directors of our company and its affiliates.  The maximum number of shares of common stock that will be available for issuance under the 2007 Incentive Plan is 1,500,000 shares (subject to adjustment upon a reorganization, stock split, recapitalization, or other change in our capital structure in accordance with the terms of the 2007 Plan).

See our definitive proxy statement filed with the Securities and Exchange Commission on February 2, 2007 for more information about the 2007 Incentive Plan.

PARTICLE DRILLING TECHNOLOGIES, INC.

(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	September 30, 2006
	(Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$11,188,221	$2,291,586
Short-term investments	—	385,839
Prepaid expenses	212,998	234,488

Total current assets	11,401,219	2,911,913

Property, plant & equipment, net	1,203,586	1,326,713

Intangibles, net	1,257,669	1,230,086

Other assets	15,370	14,650

Total assets	$13,877,844	$5,483,362

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$804,498	$830,552
Short-term notes payable	103,149	179,143
Current portion of long-term debt	16,626	19,270
Accrued liabilities	430,226	471,463

Total current liabilities	1,354,499	1,500,428

Long-term debt	12,780	15,305

Commitments and contingencies — Note 8

Stockholders’ equity:
Common stock, $.001 par value, 100,000,000 shares authorized, 33,096,286 shares issued and 30,093,200 shares outstanding at December 31, 2006, and 28,013,291 shares issued and 25,010,205 shares outstanding at September 30, 2006	33,097	28,014
Additional paid-in capital	36,615,535	25,239,221
Treasury stock at cost, 3,003,086 shares at December 31, 2006 and September 30, 2006	(1,511,817)	(1,511,817)
Deficit accumulated during the development stage	(22,626,250)	(19,787,789)

Total stockholders’ equity	12,510,565	3,967,629

Total liabilities and stockholders’ equity	$13,877,844	$5,483,362

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

			Period from
			June 9, 2003
			(date of
	Three Months Ended		inception) to
	December 31,		December 31,
	2006	2005	2006

Revenues	$—	$—	$—

Operating expenses:
Research and development	1,664,843	1,285,485	11,092,814
General and administrative	1,298,544	990,962	12,248,642

Total operating expenses	2,963,387	2,276,447	23,341,456

Loss from operations	(2,963,387)	(2,276,447)	(23,341,456)

Other income (expenses)
Interest income	127,898	86,041	598,117
Rental income — related party	—	23,282	73,727
Gain on debt extinguishment	—	—	35,283
Gain on assignment of lease — related party	—	—	55,614
Interest expense	(2,972)	(859)	(47,535)

Total other income	124,926	108,464	715,206

Net loss	$(2,838,461)	$(2,167,983)	$(22,626,250)

Net loss per common share, basic and diluted	$(0.10)	$(0.09)	$(1.16)

Weighted average number of common shares outstanding — basic and diluted	29,094,418	24,296,472	19,541,211

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Period from September 30, 2006 to December 31, 2006

(Unaudited)

						Deficit
						Accumulated
					Additional	During	Total
	Common Stock		Treasury Stock		Paid-in	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balance, September 30, 2006	28,013,291	28,014	(3,003,086)	(1,511,817)	25,239,221	(19,787,789)	3,967,629

Common stock issued in private placement for cash at $2.35 per share in October 2006, less offering expense of $996,950	5,000,000	5,000	—	—	10,748,050	—	10,753,050

Restricted stock issued to an employee at $1.99 per share in October 2006	3,000	3	—	—	(3)	—	—

Restricted stock issued to employees at $2.85 per share in October 2006	68,250	68	—	—	(68)	—	—

Common stock issued upon exercise of warrants at $0.12 per share in October 2006	5,745	6	—	—	(6)	—	—

Common stock issued for cash at $0.12 per share upon exercise of employee stock options in November 2006	6,000	6	—	—	714	—	720

Stock-based employee compensation	—	—	—	—	627,627		627,627

Net loss	—	—	—	—	—	(2,838,461)	(2,838,461)

Balance, December 31, 2006	33,096,286	$33,097	(3,003,086)	$(1,511,817)	$36,615,535	$(22,626,250)	$12,510,565

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			Period from
			June 9, 2003
			(date of
	Three Months Ended		inception to)
	December 31,		December 31,
	2006	2005	2006
Cash flows from operating activities:
Net loss	$(2,838,461)	$(2,167,983)	$(22,626,250)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on debt extinguishment	—	—	(35,283)
Other	—	—	(54,103)
Depreciation and amortization expense	188,307	154,571	1,415,369
Short-term note issued for services	—	—	44,000
Common stock issued for services	—	—	931,500
Warrants issued for services	—	—	63,829
Stock-based employee compensation	627,627	390,549	3,307,817
Changes in operating assets and liabilities:
Decrease in note receivable	385,839	—	385,839
(Increase) in accounts receivable — related party	—	(14,112)	(42,331)
Decrease in prepaid expenses	20,771	29,358	152,258
Increase (Decrease) in accounts payable	(26,055)	(96,525)	464,559
Increase (Decrease) in accrued liabilities	(41,236)	43,695	527,024

Net cash used in operating activities	(1,683,208)	(1,660,447)	(15,465,772)

Cash flows from investing activities:
Payments to purchase property and equipment	(52,556)	(27,947)	(1,873,175)
Proceeds from sale of property and equipment	—	—	20,957
Payments to purchase intangibles	(40,205)	(26,559)	(648,819)
Payments to purchase other assets	—	—	(419,504)
Payments issued for note receivable	—	—	(300,783)
Payments issued for note receivable — related party	—	—	(56,783)

Net cash used in investing activities	(92,761)	(54,506)	(3,278,107)

Cash flows from financing activities:
Proceeds from issuance of common stock	10,753,770	—	31,735,623
Repurchase of common stock	—	—	(1,511,817)
Proceeds from issuance of convertible notes	—	—	553,500
Repayments of notes payable	(81,166)	(19,511)	(845,206)
Proceeds from borrowings under loan agreements — related parties	—	—	23,195
Repayment of borrowings under loan agreements — related parties	—	—	(23,195)

Net cash provided by (used in) financing activities	10,672,604	(19,511)	29,932,100

Net increase (decrease) in cash and cash equivalents	8,896,635	(1,734,464)	11,188,221

Cash and cash equivalents — beginning of period	2,291,586	10,504,646	—

Cash and cash equivalents — end of period	$11,188,221	$8,770,182	$11,188,221

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,972	$872	$47,535

Non-cash investing and financing activities:
Prepaid insurance acquired with note payable	$—	$—	$111,990
Common stock issued as consideration for account payable	—	—	6,000
Common stock issued as consideration for note payable	—	—	50,000
Related party note receivable exchanged for property and equipment	—	—	56,783
Note payable converted into common stock	—	—	553,500
Property and equipment acquired with assumed liabilities	—	—	479,610
Intangibles acquired with assumed liabilities	—	—	757,792
Property and equipment acquired with note payable	—	—	30,487
Short-term investments reclassified from other assets	—	—	385,839

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements, which include the accounts of Particle Drilling Technologies, Inc. (which is referred to herein as “we,” “us,” “our” or the “Company”) and its subsidiary, have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the unaudited interim consolidated financial statements includes normal recurring adjustments and reflects all adjustments, which in the opinion of management are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s September 30, 2006 audited consolidated financial statements and notes thereto on Form 10-K. Operating results for the three months ended December 31, 2006 are not necessarily indicative of the results that may be expected for the year ending September 30, 2007.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Certain reclassifications have been made to conform prior period amounts to the current period presentation. These reclassifications had no effect on net loss, net loss per share, or stockholders’ equity.

2.     FINANCIAL CONDITION AND MANAGEMENT PLANS

The Company is currently a development stage company and its continued existence is dependent upon the Company’s successful development of the PID technology and our ability to successfully commercialize this technology.  The Company has yet to generate cashflow from operations, and until revenues commence, the Company is highly dependent upon debt and equity funding.  Should continuing funding requirements not be met, the Company’s operations may cease to exist.  Management cannot provide any assurance that any such financing will be available on acceptable terms or at all.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Impairment of Long-Lived Assets.   We evaluate our long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows.  We also evaluate the capitalized costs for patents and patent applications filed but not issued for possible impairments. We have not identified any such impairment losses to date. The evaluation of capitalized costs for patents and patent applications is based on a subjective cash flow forecast which is subject to change. We will reassess our cash flow forecast each time there are fundamental changes in the underlying potential use of the patents or patent applications in terms of performance, customer acceptance or other factors that may affect such cash flow forecasts.

New Accounting Pronouncements.   In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard.  Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48.  The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year.  The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006.  Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption.  The Company believes that the adoption of FIN 48 will not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted.  The Company believes that the adoption of SFAS No. 157 will not have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued FSP No. AUG AIR-1, Accounting for Planned Major Maintenance Activities.  FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method for accounting for major maintenance activities and confirms the acceptable methods of accounting for planned major maintenance activities.  FSP No. AUG AIR-1 is effective the first fiscal year beginning after December 15, 2006.  The Company believes that the adoption of FSP No. AUG AIR-1 will not have a material impact on its financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”(“ SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company will adopt the provisions of SAB 108 beginning in fiscal 2007. The adoption of SAB 108 did not have a material impact on the Company’s Consolidated Financial Statements.

4.     REVERSE ACQUISITION WITH MEDXLINK, CORP

On July 14, 2004, MedXLink, Corp. (“MXLK”, or the “Parent”), a Nevada corporation and an inactive publicly-traded company, entered into an Agreement and Plan of Reorganization with Particle Drilling Technologies, Inc., a Delaware corporation (“PDTI-DE”), whereby MXLK agreed to acquire PDTI-DE by merging PDTI Acquisition Corp. (“Merger Sub”), a newly formed Delaware corporation and wholly owned subsidiary of MXLK, with and into PDTI-DE and issued common stock of MXLK in exchange for all the outstanding shares of PDTI-DE. On January 14, 2005, MXLK closed its acquisition of PDTI-DE and issued 16,698,094 shares of common stock (including 3,381,538 shares of common stock issued upon conversion of the same number of shares of Series A Convertible Preferred Stock of PDTI-DE) to holders of common stock of PDTI-DE and reserved for issuance (1) 228,000 shares of common stock pursuant to outstanding warrants to purchase common stock of PDTI-DE, and (2) 3,205,000 shares of common stock pursuant to outstanding options to purchase common stock of PDTI-DE. In addition, 1,342,404 issued and outstanding shares of common stock of the Parent were cancelled for no additional cash consideration in connection with the Merger. Following the merger, the Parent had 18,248,094 shares of common stock issued and outstanding (which included 3,381,538 shares of common stock issued upon conversion of the same number of shares of Series A Convertible Preferred Stock of PDTI-DE) and an additional 3,433,000 shares of common stock reserved for issuance upon exercise of warrants and options as described above. Following the merger, PDTI-DE continued as the surviving corporation under the name of Particle Drilling Technologies, Inc. as a subsidiary of Parent, the Parent changed its name to Particle Drilling Technologies, Inc., and its stock trading symbol changed from MXLK.OB to PDRT.OB. On June 28, 2005, the Company’s shares of common stock began trading on The NASDAQ Capital Market® under the symbol PDRT.

5.     NET LOSS PER COMMON SHARE

The Company has presented basic and diluted net loss per share pursuant to SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Dilutive net loss per share would give affect to the dilutive effect of common stock equivalents consisting of options and warrants. Potentially dilutive securities have been excluded from the net loss per common share calculation as the effects would be antidilutive. Potentially dilutive securities not included in the computation of weighted average diluted shares of common stock were 2,054,643 and 2,701,790 shares for the three months ended December 31, 2006 and 2005, respectively.

6.     COMMON STOCK

In October 2006, the Company issued 5,745 shares of its common stock upon a net cashless exercise of warrants at $0.12 per share.

In October 2006, the Company issued 71,250 shares of its restricted stock to several of its employees.

In October 2006, the Company issued 5,000,000 shares of its common stock from a private placement at $2.35 per share.

In November 2006, the Company issued 6,000 shares of its common stock for cash upon exercise of options at $0.12 per share.

At December 31, 2006, the Company had 30,093,200 shares of common stock outstanding and has outstanding options and warrants to purchase up to 7,173,391 additional shares of the Company’s common stock in the aggregate.

7.    STOCK-BASED EMPLOYEE COMPENSATION

In April 2004, the Board of Directors adopted the 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan provides for the issuance of incentive stock options, non-statutory stock options and restricted stock grants to directors, employees and consultants of the Company. Provisions under the 2004 Plan allowed for the issuance of up to 3,500,000 shares of common stock pursuant to awards under the 2004 Plan. As of December 31, 2006, the Company had 111,250 shares of common stock available for issuance pursuant to awards under the 2004 Plan.

In March 2005, the Board of Directors adopted the 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan provides for the issuance of incentive stock options, non-statutory stock options and restricted stock grants to directors, employees and consultants of the Company. Provisions under the 2005 Plan allow for the issuance of options and restricted stock awards to purchase or issue up to 2,000,000 shares of common stock. As of December 31, 2006, the Company had 388,000 shares of common stock available for issuance pursuant to awards under the 2005 Plan.

Stock-based employee compensation expense recorded for awards issued under the 2004 Plan and the 2005 Plan for the three months ended December 31, 2006 and 2005 was $627,627 and $390,549, respectively.  Stock-based employee compensation expense recorded for awards issued under the 2004 Plan and the 2005 Plan since inception (June 9, 2003) to December 31, 2006 was $3,307,817.

8.     COMMITMENTS AND CONTINGENCIES

In June 2006, we extended the lease for our commercial operating facility that expired on June 30, 2006 for one additional year. The lease for our commercial operating facility will expire on June 30, 2007. The total future minimum lease payments under this lease as of December 31, 2006 are $30,000.

In April 2006, the Company entered into a thirteen (13) month lease agreement for new corporate offices that commenced in May 2006. We moved our previous corporate offices that were located at 1021 Main Street, Suite 2650, Houston, Texas 77002, to 11757 Katy Freeway, Suite 1300, Houston, Texas 77079. In April 2006, we delivered to the lessor a security deposit of $9,400. The total future annual minimum lease payments as of December 31, 2006 are $56,400.

In July 2006, we entered into a contract to purchase a quintaplex frac pump to be used with PID Unit #2 which is currently under construction. In connection with this contract, we paid $320,499 as a deposit and will pay another $930,000 during the assembly phase and upon completion.

9.     INCOME TAXES

The Company reports its income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which calls for the utilization of the asset and liability method of accounting for income taxes. Under this method, deferred taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences reverse. Temporary differences have been created for all stock option plans and are included in our SFAS No. 109 computation. For the quarter ended December 31, 2006, there were permanent and temporary differences of approximately $6,000 and $283,000, respectively. At December 31, 2006, we had cumulative net operating loss carryforwards of approximately $19,113,000, which expire in years 2007 through 2025. No effect has been shown in the consolidated financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not determinable at this time. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon tax rates at December 31, 2006, have been offset by valuation reserves of the same amount.

6,500,000 Shares

Particle Drilling Technologies, Inc.

Common Stock

On October 19, 2006, we issued 5,000,000 shares of our common stock in a private placement. In connection with that private placement, we issued warrants to the investors in that private placement pursuant to which such investors may acquire 1,500,000 shares of our common stock in the aggregate at a purchase price of $3.25 per share at any time after April 22, 2007 until October 19, 2011. Selling shareholders may use this prospectus to resell from time to time their shares of our common stock covered by this prospectus. Our shares of common stock trade on The NASDAQ Capital Market® under the symbol “PDRT.” On January 17, 2007, the last reported sale price for our common stock on The NASDAQ Capital Market® was $3.90 per share.

The shares of our common stock covered by this prospectus may be sold at market prices prevailing at the time of the sale or may be sold at negotiated prices. We will not receive any proceeds from the sale of the shares of our common stock covered by this prospectus.

Investing in our common stock involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 18, 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these shares of our common stock.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission for a continuous offering. Under this prospectus, the selling shareholders may, from time to time, sell the shares of our common stock described in this prospectus in one or more offerings. This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in a prospectus supplement modifies such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so modified will be deemed to constitute a part of this prospectus.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us, the selling shareholders and the shares of our common stock offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC website or at the SEC office described under the heading “Where You Can Find More Information.”

i

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before investing in our common stock. This prospectus contains information regarding our businesses and detailed financial information. You should carefully read this entire prospectus, including the historical financial statements and related notes, before making an investment decision.

In this prospectus, “Particle Drilling Technologies, Inc.,” the “company,” “we,” “us” or “our” refer to Particle Drilling Technologies, Inc., a Nevada corporation, and its subsidiary, except where otherwise indicated or required by context.

Our Company

On January 14, 2005, we acquired Particle Drilling Technologies, Inc., a privately-held Delaware corporation (“PDTI”). As a result of this acquisition, our company, which previously had no material operations, acquired the business of PDTI and we are now engaged in the development of the Particle Impact Drilling System, a patented system utilizing a specially-designed “fit for purpose” drill bit fitted with jetting nozzles and polycrystalline diamond compact cutting structures for use in the oil and gas drilling industry. In this prospectus, we refer to Particle Impact Drilling as “PID” or the “PID technology” and refer to our PID drilling system as the “PID System.” We refer to our drill bit as the “PID bit.” The nozzles in the PID bit serve to accelerate hardened steel particles entrained with ordinary drilling mud to fracture and remove the formation ahead of the bit. The PID System is primarily operated utilizing hydraulic energy that is available on drilling rigs used today in combination with the PID System equipment. Each particle is driven into the rock formation at a high velocity and delivers a force many times greater than the compressional strength of the rock, even in formations that exist in the subsurface at elevated hardness and stress. Depending on the volume of particles introduced into the drilling mud, the number of particle strikes on the formation is in excess of four million per minute, thereby yielding a higher rate of penetration than conventional drill bits in suitable formations.

During the past fiscal year, we hired several industry veterans to assist in the development, commercialization and roll-out of this technology. Further, we have successfully resolved many of the surface equipment issues identified during previous trials and expect to continuously improve efficiencies as we gain more experience with the PID System and as we move away from the frac pump driven solution to one of our prototype particle injection systems. Our operations plan for the remainder of fiscal year 2007 is expected to include: (1) completion of PID Unit #2 in the second quarter of fiscal 2007; (2) secure additional commercial contracts with potential customers; (3) complete field testing of the prototype particle injection systems; (4) hiring and training additional field and technical personnel; and (5) assembly of additional PID Units.

Our initial target customers will continue to be oil and gas operators drilling onshore wells in geologic basins of the U.S. and Canada known to have hard rock and/or highly abrasive formations. We will initially focus our marketing and sales efforts on operators with multi-well drilling programs centered in a few basins. Additionally, we will target customers that exhibit a willingness to embrace emerging technologies.

Our Executive Offices

Our principal executive and administrative office facility is located at 11757 Katy Freeway, Suite 1300, Houston, Texas 77079 and our telephone number is (713) 223-3031. We maintain a website at www.particledrilling.com, however the information on our website is not part of this prospectus, and you should rely only on information contained in this prospectus when making a decision as to whether or not to invest in shares of our common stock.

RISK FACTORS

You should carefully consider the risks described below in addition to all other information provided to you in this prospectus before making an investment decision. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

We have a limited operating history and no revenues and are subject to risks inherent in a new business enterprise. As a result, we have not demonstrated to date that we can fully implement our business plan or that the PID technology will be profitable in a commercial application.

The business of PDTI was originally established in June 2003 to: (1) purchase certain of the assets and assume certain of the liabilities of ProDril Services Inc. (“PSI”) and ProDril Services International, Ltd. (“PSIL”), related to the PID technology; (2) purchase certain patents underlying the PID technology from Curlett Family Limited Partnership, Ltd. (“CFLP”); (3) acquire certain technology licenses related to the PID technology from CCORE Technology and Licensing, Ltd. (“CTL”); (4) continue the funding of research and development expenses with respect to the technology acquired; and (5) take steps towards the commercialization of the PID technology. To date, the business has not generated revenue from its operations. We may not be able to fully commercialize our product or generate profitable revenues. Additionally, we and our business have a very limited operating history that investors can analyze to aid them in making an informed judgment as to the merits of an investment in us. Any investment in us should be considered a high risk investment because you will be investing in a company with unforeseen costs, expenses, competition, and other problems to which new ventures are often subject. In addition, the technology we acquired is still in the early stage of commercialization and has only limited results in a commercial setting. Because we are an early stage company, our prospects must be considered in light of the risks, expenses, and difficulties encountered in establishing a new business in a highly competitive industry.

We have limited sources of liquidity and may not be able to obtain sufficient funding to realize positive cash flows.

We require substantial capital to pursue our operating strategy and execute our business plan. As we have no revenue and therefore limited sources of cash, we will continue to rely on external sources for liquidity, and for the foreseeable future, our principal source of working capital will be from capital we have raised through private placements of our securities and other external sources.

Our current monthly operating overhead is approximately $400,000, excluding research and development project costs and non-cash expenses such as depreciation and stock-based compensation, and we expect that such amount will increase as we expand our operations. Should we require additional capital, we may not be able to obtain funds from external sources in sufficient amounts to fund our business plan.

Even if we are able to demonstrate full commercial success with our products, we may require additional capital in the future to produce our products in sufficient commercial quantities in order for us to realize positive cash flows. Any such additional capital may lead to additional dilution of our shareholders. Additionally, it may be difficult for us to raise additional capital in sufficient quantities or at all.

The PID System is a new technology and it may not be fully accepted in the marketplace to the degree anticipated by management.

The PID technology has only been used or deployed in limited commercial gas wells. Market acceptance of our products will largely depend upon our ability to demonstrate the PID System’s efficiency, cost effectiveness, safety features and ease of use. We may not be able to demonstrate that the PID System can effectively be deployed on a significant number of commercial oil and gas wells in a safe and cost-effective manner. The use of the PID technology will also depend upon concerted sales efforts by our management team. The PID System may never be fully accepted in the market in preference to other competing technologies that currently exist or that may subsequently be developed. If our products are not fully accepted by the marketplace, we may not realize sufficient revenues or cash flow to execute our operations plan and we may be forced to pursue a different strategy or liquidate our company.

In order to enter the oilfield services market on a full scale basis, we must successfully complete additional research and development, the cost of which may exceed the amounts we have budgeted in our operations plan. Any such cost overruns could exhaust our available capital and force us to raise additional capital, which capital may not be available or may lead to additional dilution of our shareholders.

Our primary products must demonstrate satisfactory performance in a significant number of oil and gas wells. Our operations plan calls for further research and development, including the development of different bit sizes and a newer and more efficient and reliable particle injection system. Poor performance of the PID bit or other components of the PID System while conducting commercial trials could reveal additional unidentified issues and further extend the shop and laboratory testing phase, which could further delay the full commercialization of the PID System and increase the funds needed to complete our research and development. Further, in order to fully implement our business plan we will be required to hire and train a substantial number of new employees. Currently, the oilfield industry is strained and operating at near full capacity from a human resource perspective, which could limit our ability to hire and train adequate qualified personnel. These circumstances would have the effect of slowing our advancement as funds otherwise intended to build new PID Systems and expand our operations may be needed to conduct additional research or procure and train adequate human resources.

Regardless of the success of the initial research and development, we will require additional research and development and capital spending to continuously improve our service capabilities and expand our operations. In addition, regardless of the amount of research and development completed by us, our products may never be fully adopted in a significant number of oil and gas wells.

We are obligated to make certain royalty payments that will limit our profitability.

In connection with our acquisition of the PID technology, we agreed to make certain royalty payments to PSI and PSIL. Under our agreement with PSI, we are obligated to pay PSI a royalty on a quarterly basis equal to 18.0% of our earnings before interest, income taxes, depreciation and amortization (“EBITDA”) derived from the use of the PID technology for such quarter until an aggregate of $67,500,000 has been paid to PSI. Under our agreement with PSIL, we are obligated to pay PSIL a royalty on a quarterly basis equal to 2.0% of our EBITDA derived from the use of the PID technology for such quarter until an aggregate of $7,500,000 has been paid. We have also entered into additional royalty agreements that require us to pay a total of 4.0% of our quarterly gross revenue derived from the use of the PID technology to certain entities from which we acquired the PID technology. These royalty obligations will have the effect of limiting our liquidity and our profitability.

We rely on the intellectual property rights we acquired to the PID technology and we may not be able to successfully protect or defend our intellectual property rights. Our competitive position depends to a significant extent on our ability to assert and defend our intellectual property rights in order to restrict other competitors from offering similar services.

Our success depends on certain patents and patent applications that we purchased from CFLP, CTL, PSI and PSIL, along with other proprietary intellectual property rights we have developed or intend to develop. We rely on a combination of nondisclosure and other contractual arrangements and trade secret, patent, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. The steps we have taken to protect our rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to the PID technology and/or design around the proprietary rights we own.

We are also subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of the asserted infringement. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology or cause us to have to pursue a different business strategy.

We may face intense competition in our industry from companies with a more established reputation and greater financial resources than us.

The oilfield services industry in which we compete is highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in the oilfield drilling business for many years and have well-established business contacts with exploration and production companies. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively.

Risks Related to Our Common Stock

Our stockholders may experience substantial dilution as a result of the exercise of outstanding options and warrants to purchase our common stock or future issuances of additional shares of our common stock, any of which could have an adverse effect on the market price of our common stock.

In connection with our acquisition of our subsidiary, Particle Drilling Technologies, Inc., a Delaware corporation, we assumed warrants to purchase 119,141 shares of common stock and options issued under PDTI’s 2004 Incentive Stock Plan to purchase 3,104,000 shares of common stock. In connection with the private placement of our common stock in February 2005, we granted the placement agent warrants to purchase 1,500,000 shares of our common stock, of which 1,140,000 are still outstanding. In connection with the private placement of our common stock in October 2006, we granted the investors warrants to purchase 1,500,000 shares of our common stock. Since our acquisition of PDTI, we have issued options to purchase an additional 1,310,250 shares of our common stock. The common stock issuable upon exercise of these options and warrants represents approximately 24% of our outstanding shares of common stock on a fully-diluted basis. The exercise of these options and warrants would result in substantial dilution to our existing stockholders and any sales of these shares of common stock, or the perception that these sales might occur, could lower the market price of our common stock.

We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future public offerings or private placements of our securities for capital raising purposes, or for other business purposes. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the market price of our common stock.

Our common stock has experienced, and may continue to experience, price volatility. The limited trading volume of our common stock may contribute to this price volatility.

The trading price of our common stock has been, and may continue to be, highly volatile. We believe this volatility is due to, among other things, our lack of revenues, current expectations of our future financial performance and the volatility of the stock market in general.

Moreover, our common stock, which began trading on The NASDAQ Capital Market® on June 28, 2005, does not have substantial trading volume. During the year ended September 30, 2006, the average daily trading volume of our common stock as reported by The NASDAQ Capital Market® was approximately 122,000 shares, which represents less than 1% of our outstanding shares of common stock. As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock.

Because of the limited trading volume in our common stock and the price volatility of our common stock, you may be unable to sell your shares of common stock when you desire or at the price you desire. Moreover, the inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

We presently do not intend to pay cash dividends on our common stock.

We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, we anticipate that all earnings, if any, will be retained to finance the future expansion of our company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) and are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

These forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including but not limited to dependence upon energy industry spending, the volatility of oil and gas prices, weather interruptions, the results of testing of our products and the availability of capital resources.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to update any forward-looking statements except as required by law.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from any sales of shares of our common stock. We will not receive any of the proceeds from any such sale by any selling shareholder. See “Selling Shareholders.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on The NASDAQ Capital Market® under the symbol “PDRT.” As of January 17, 2007, the last reported sale price of our common stock on The NASDAQ Capital Market® was $3.90.

Prior to June 28, 2005, shares of our common stock were traded on the OTC Bulletin Board. The following table sets forth the high and low trade price information per share of our common stock for the fiscal years ended September 30, 2006 and 2005. All prices quoted from the time when our common stock was traded on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Fiscal Year Ended September 30, 2005
First Quarter	$3.57	$3.39
Second Quarter	$6.09	$5.69
Third Quarter	$6.15	$5.91
Fourth Quarter	$6.00	$3.25
Fiscal Year Ended September 30, 2006
First Quarter	$6.03	$3.58
Second Quarter	$7.50	$4.42
Third Quarter	$6.22	$2.93
Fourth Quarter	$3.94	$2.50
Fiscal Year Ending September 30, 2007
First Quarter	$4.50	$2.37
Second Quarter (through January 17, 2007)	$4.39	$3.55

Holders

The approximate number of holders of record of the shares of our common stock was 266 as of December 6, 2006.

Dividends

Holders of shares of common stock will be entitled to receive cash dividends when, as and if declared by our Board of Directors, out of funds legally available for payment thereof. However, if dividends are not declared by our Board of Directors, no dividends shall be paid. We have not paid any dividends on our common stock during our two most recent fiscal years.

We do not anticipate that any cash dividends will be paid in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, we anticipate that all earnings, if any, will be retained to finance our future expansion. Therefore, prospective investors who anticipate the need for immediate income by way of cash dividends from their investment should not purchase our securities.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected financial data of our company derived from our consolidated financial statements. The selected financial data should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere in this report.

				Period from
				June 9, 2003
				(date of
				inception) to
	Year Ended September 30,			September 30,
	2006	2005	2004	2003
		(Restated)
Statement of Operations Data:
Revenues	$—	$—	$—	$—
Operating expenses:	—	—	—	—
Research and development	5,964,438	2,802,155	621,752	39,626
General and administrative	4,581,604	3,182,313	2,683,024	503,158
Loss from operations	(10,546,042)	(5,984,468)	(3,304,776)	(542,784)
Other income (expenses)	356,455	260,050	(26,224)	—
Net loss	$(10,189,587)	$(5,724,418)	$(3,331,000	$(542,784)
Basic and Diluted Net Loss Per Share:
Loss from operations	$(0.43)	$(0.27)	$(0.25)	$(0.07)
Net loss	$(0.42)	$(0.26)	$(0.25)	$(0.07)
Weighted average shares outstanding	24,520,619	22,150,365	13,364,183	7,741,646
Cash Flow Data:
Net cash used in operating activities	$(7,192,123)	$(4,625,184)	$(1,714,691)	$(250,566)
Net cash used in investing activities	(843,515)	(1,723,254)	(267,546)	(351,031)
Net cash (used in) provided by financing activities	(177,422)	16,832,721	1,999,098	605,099
Balance Sheet Data (at end of period):
Cash and cash equivalents	$2,291,586	$10,504,646	$20,363	$3,502
Working capital surplus (deficiency)	1,411,485	9,386,096	(1,301,027)	(5,575)
Total assets	5,483,362	13,548,413	1,570,585	362,033
Long-term debt	15,305	9,463	20,201	—
Total stockholders’ equity	3,967,629	12,148,107	118,459	69,120

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors”, “Disclosure Regarding Forward-Looking Statements” or in other parts of this prospectus. We undertake no obligation to update any information in our forward-looking statements except as required by law.

Overview

On January 14, 2005, we acquired Particle Drilling Technologies, Inc., a privately-held Delaware corporation (“PDTI”). As a result of this acquisition, our company, which previously had no material operations, acquired the business of PDTI and we are now engaged in the development of the Particle Impact Drilling System, a patented system utilizing a specially designed “fit for purpose” drill bit fitted with jetting nozzles and polycrystalline diamond compact cutting structures for use in the oil and gas drilling industry.

We are a development-stage company and have a limited operating history. Our predecessor company for financial reporting purposes was formed on June 9, 2003 to acquire the technology related to the Particle Impact Drilling System (the “PID technology”). We are still developing this technology, and to date, we have not generated any revenues from our operations. As we continue to execute our operations plan, we expect our development and operating expenses to increase.

Research and development.   We have made and expect to continue to make substantial investments in research and development activities in order to develop and market the PID technology. Research and development costs consist primarily of general and administrative and operating expenses related to research and development activities. We expense research and development costs as incurred except for property, plant and equipment related to research and development activity that have an alternative future use. Property, plant and equipment for research and development activity that have an alternative future use are capitalized and the related depreciation is expensed as research and development costs.

General and administrative.   General and administrative expenses consist primarily of salaries and benefits, office expense, professional services, and other corporate overhead costs. We have experienced and expect to continue to experience increases in general and administrative expenses as a result of: (1) being subject to reporting and compliance obligations applicable to publicly-held companies; (2) our continuing efforts to develop, test and prepare the PID technology for commercialization; and (3) the hiring of additional personnel.

Comparison of Year Ended September 30, 2006 with Year Ended September 30, 2005

Research and development.   Research and development expenses were $5,964,438 and $2,802,155 for the years ended September 30, 2006 and 2005, respectively, representing an increase of $3,162,283. During the fiscal year ended September 30, 2006, we conducted a test program with the PID System at Castoosa in November 2005 resulting in costs of approximately $385,000. A commercial trial with a customer in May 2006 resulted in job differential time charges of approximately $135,000, and a second attempted commercial trial with the same customer in September 2006 resulted in a job differential time charge of approximately $81,000. We incurred other field charges of approximately $511,000 associated with the two customer trials. Further, during the period from October 2005 to September 30, 2006, we incurred approximately $1.6 million related to the design, engineering, construction and testing of two alternative particle injection systems. Research and development costs also increased as a result of further development, testing and iterations to the PID drill bit and a complete re-design of the PID particle recovery unit. Lastly, as a result of the shift from laboratory testing to field testing, our employee related costs increased by $1.7 million, including an increase of approximately $700,000 related to stock based compensation charges.

General and administrative.   General and administrative expenses were $4,581,604 and $3,182,313 for the years ended September 30, 2006 and 2005, respectively, representing an increase of $1,399,291. Employee related costs increased approximately $420,000, including an increase of approximately $200,000 related to stock based compensation charges. Additional charges for services related to directors’ compensation increased approximately $610,000, which includes an increase of approximately $480,000 in stock based compensation charges. Other increases are primarily related to reporting and compliance obligations applicable to publicly-held companies, legal fees associated with litigation defense, legal fees associated with the restatement of the companies financial results and recruiting fees incurred to hire a new President and CEO and certain other key employees.

Other income.   Other income was $356,455 and $260,050 for the years ended September 30, 2006 and 2005, respectively, representing an increase in other income of $96,405. The increase was primarily attributable to interest income, rental income and the gains on the assignment of a lease in fiscal 2006. Interest income was due to the interest earned on the investment of funds received in our private placement in February 2005.

Comparison of Year Ended September 30, 2005 with Year Ended September 30, 2004

Research and development.   Research and development expenses were $2,802,155 and $621,752 for the years ended September 30, 2005 and 2004, respectively, representing an increase of $2,180,403. We had only a limited ability to develop the PID technology due to our lack of funds available during the year ended September 30, 2004. As a result of the completion of our private placement in February 2005, we continued to use substantial resources during fiscal 2005 to develop and test the PID technology, including a test program conducted at TerraTek during March and June 2005 and a test program conducted at Catoosa during July and November 2005. In fiscal 2005, research and developement expenses also increased due to direct costs associated with the development of the injector system and PID bits of $1,508,430 while no such comparable costs were incurred in fiscal 2004. Indirect cost, or overhead, relating to research and development increased $671,973 during fiscal 2005 compared to fiscal 2004. We hired additional employees, made certain modifications to our research facility and had an increase in depreciation expense as a result of additional property purchased during fiscal 2005.

General and administrative.   General and administrative expenses were $3,182,313 and $2,683,024 for the years ended September 30, 2005 and 2004, respectively, representing an increase of $499,289. The increase is primarily related to reporting and compliance obligations applicable to publicly-held companies and stock-based compensation.

Other income (expenses).   Other income (expenses) were $260,050 and ($26,224) for the years ended September 30, 2005 and 2004, respectively, representing an increase in other income of $286,274. The increase was primarily attributable to interest income, rental income and the gains on debt extinguishment during fiscal 2005. Interest income was due to the interest earned on the investment of funds received in our private placement in February 2005. In addition, we recognized $7,761 each month in rental income from Energy XXI Services, LLC, an affiliate of John D. Schiller (our former interim President and Chief Executive Officer until November 15, 2005, and currently one of our directors). Such monthly rental payments did not begin until December 2005. Gains on debt extinguishment were due to settlements on a note payable and certain accounts payable that were related to the liabilities we assumed in connection with our acquisition of the PID technology.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents. Cash requirements through the end of the fiscal year 2007 are primarily to fund research and development activities, to continuously improve service capabilities, expand operations, general and administrative costs and capital expenditures. We believe we have sufficient resources to meet our working capital and capital expenditure requirements for at least the next 12 months; however, our continued existence depends on the successful development of the PID technology and our ability to successfully commercialize this technology.

Since inception on June 9, 2003 through September 30, 2006, we have financed our operations through private sales of our equity and the issuance of convertible notes payable, totaling net proceeds of $19,436,918. As of September 30, 2006, we had $2,291,586 in cash and cash equivalents. In October 2006, we completed a private sale of five million shares of our equity for $2.35 per share and warrants to purchase 1.5 million shares at $3.25 per share, yielding gross proceeds of $11,750,000.

Cash Flows from Operating Activities.   Cash flow used for operations is primarily affected by our research and development progress and business development. Net cash flows used in operating activities during the year ended September 30, 2006 were $7,192,123 compared to $4,625,184 for fiscal 2005. The increase from fiscal 2005 to fiscal 2006 was the result of our increased spending on research and development and our increased level of general and administrative cost as discussed above.

Cash Flows from Investing Activities.   Cash flow used in investing activities for the year ended September 30, 2006 was $843,515 compared to $1,723,254 in 2005. During the year ended September 30, 2006, we decreased capital spending for our research and development activities primarily as a result of the frac pump and tractor purchased in May 2005 for $820,000. We placed a down payment on a similar frac pump in 2006 in the amount of $320,499. The remaining balance of approximately $930,000 is expected to be paid in fiscal 2007. We anticipate that our capital expenditures for the next year will continue to be fully funded from our available cash and cash equivalents.

Cash Flow from Financing Activities.   Net cash provided by (used in) financing activities for year ended September 30, 2006 was ($177,422) compared to $16,832,721 in 2005. The majority of the cash used in financing activities in 2006 was a result of the repayments of notes payable, whereas the majority of the cash provided by financing activities in fiscal 2005 was a result of the private placement of common stock in February 2005.

Contractual Obligations.   In March 2005, we delivered to the lessor of our then current corporate offices at 1021 Main Street, Suite 2650, Houston, Texas 77002, a security deposit of $350,000 in the form of an irrevocable letter of credit. Our future annual minimum lease payments were $186,256. In August 2005, we expanded the corporate office facility an additional 1,086 square feet for a total of 11,396 square feet. The future annual minimum lease payments for the additional space were $18,758. In March 2006, we assigned our commitments under this office lease to Energy XXI Services, LLC, an affiliate of John D. Schiller, our former interim President and Chief Executive Officer and currently one of our directors, and of Steve Weyel, currently one of our directors. The Exploitation Company, LLP had previously subleased a portion of that corporate office space pursuant to a Sublease Agreement, which agreement was cancelled in connection with the assignment of the office lease to Energy XXI Services, LLC. Furthermore, Energy XXI Services, LLC assumed the obligation under the lease to provide a security deposit of $350,000 and we were released from the irrevocable letter of credit we had previously provided. We will not incur any future obligations for lease payments under this office lease.

In April 2006, we entered into a thirteen month lease agreement for our new corporate offices at 11757 Katy Freeway, Suite 1300, Houston, Texas 77079, that commenced in May 2006. In connection with the execution of this new lease agreement, we delivered to the lessor a security deposit of $9,400. Our future minimum lease payments are $90,240 for the remainder of calendar year 2006 and 2007.

In June 2006, we extended the lease for our commercial operating facility that expired June 30, 2006 for one additional year. The lease for our commercial operating facility will expire June 30, 2007. The future minimum lease payments under this lease are $45,000 for the remainder of calendar year 2006 and 2007.

In July 2006, we entered into a contract to purchase a quintaplex frac pump to be used with PID Unit #2 which is currently under construction. In connection with this contract, we paid $320,499 as a deposit and will pay another $930,000 during the assembly phase and upon completion.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligation and Short Term Notes Payable (including current portion)	$213,718	$198,413	$15,305	$—	$—
Equipment Purchase Commitment	930,000	930,000
Operating Lease Obligations	135,240	135,240	—	—	—
Total	$1,278,958	$1,263,653	$15,305	$—	$—

Off-Balance Sheet Arrangements

In connection with the acquisition of the PID technology in January 2004, PDTI entered into a Royalty Agreement with ProDril Services, Incorporated (“PSI”) pursuant to which we are obligated to pay PSI a royalty on a quarterly basis equal to 18% of our earnings before interest, income taxes, depreciation and amortization (“EBITDA”) derived from the use of the PID technology, until an aggregate of $67,500,000 has been paid. PDTI also entered into a Royalty Agreement in January 2004 with ProDril Services, International, Ltd. (“PSIL”) pursuant to which we are obligated to pay PSIL a royalty on a quarterly basis equal to 2% of our EBITDA derived from the use of the PID technology, until an aggregate of $7,500,000 has been paid. In addition, we are obligated to pay CCORE Technology and Licensing, Ltd. (“CTL”), PSI and PSIL a royalty equal to 1.6%, 1.2% and 1.2%, respectively, of our quarterly gross revenue, derived from the use of the PID technology. As of September 30, 2006, we had no revenues or EBITDA; therefore no royalties have been paid or accrued.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our most significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Long-Lived Assets.   We evaluate our long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. We also evaluate the capitalized costs for patents and patent applications filed but not issued for possible impairments. We have not identified any such impairment losses to date. The evaluation of capitalized costs for patents and patent applications is based on a subjective cash flow forecast which is subject to change. We will reassess our cash flow forecast each time there are fundamental changes in the underlying potential use of the patents or patent applications in terms of performance, customer acceptance or other factors that may affect such cash flow forecasts.

Stock-Based Compensation.   In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision to SFAS No. 123, Share-Based Payment, SFAS No. 123(R). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS No. 123 as originally issued. This statement is effective for new awards and those modified, repurchased or cancelled in interim or annual reporting periods beginning after June 15, 2005. We early adopted this standard upon inception.

Research and Development.   The costs of materials and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. However, the costs of materials, equipment, or facilities acquired or constructed for research and development activities that have no alternative future uses are considered research and development costs and are expensed at the time the costs are incurred.

Income Taxes.   We report our income taxes in accordance with SFAS 109, Accounting for Income Taxes, which calls for the utilization of the asset and liability method of accounting for income taxes. Under this method, deferred taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences reverse. Temporary differences have been created for all stock option plans and are included in our SFAS 109 computation. At September 30, 2006, we had cumulative net operating loss carryforwards of approximately $16,082,000, which expire in years 2007 through 2025. No effect has been shown in the consolidated financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not determinable at this time. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon tax rates at September 30, 2006, have been offset by valuation reserves of the same amount.

Recent Accounting Pronouncements

In October 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 13-1, Accounting for Rental Costs Incurred During a Construction Period, to address the accounting for rental costs associated with operating leases that are incurred during a construction period. FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP 13-1 is effective in fiscal years beginning after December 31, 2005. We believe that the adoption of FSP 13-1 will not have a material impact on our financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140. SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. SFAS No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We believe that the adoption of SFAS No. 155 will not have a material impact on our financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—An Amendment to FASB Statement No. 140. Once effective, SFAS No. 156 will require entities to recognize a servicing asset or liability each time they undertake an obligation to service a financial asset by entering into a servicing contract in certain situations. This statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value and permits a choice of either the amortization or fair value measurement method for subsequent measurement. The effective date of this statement is for annual periods beginning after September 15, 2006, with earlier adoption permitted as of the beginning of an entity’s fiscal year provided the entity has not issued any financial statements for that year. We do not believe that it will have a material impact on our financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. We believe that the adoption of FIN No. 48 will not have a material impact on our financial position, results of operations or cash flows.

In July 2006, the FASB issued FSP No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction. FSP No. FAS 13-2 requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which change occurs. The pretax gain or loss is required to be included in the same line item in which the leveraged lease income is recognized, with the tax effect being included in the provision for income taxes. FSP No. FAS 13-2 is effective for fiscal years beginning after December 15, 2006. We believe that the adoption of FSP No. FAS 13-2 will not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We believe that the adoption of SFAS No. 157 will not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan—an amendment of FASB Statement No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We believe that the adoption of SFAS No. 158 will not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued FSP No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method for accounting for major maintenance activities and confirms the acceptable methods of accounting for planned major maintenance activities. FSP No. AUG AIR-1 is effective the first fiscal year beginning after December 15, 2006. We believe that the adoption of FSP No. AUG AIR-1 will not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”(“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. We will adopt the provisions of SAB 108 beginning in fiscal 2007. The adoption of SAB 108 is not expected to have a material impact on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

We believe that we do not have any material exposure to financial market risk and we do not enter into foreign currency or interest rate transactions.

BUSINESS

Particle Drilling Technologies, Inc., a Nevada corporation, is a holding company organized on June 14, 2002 and was formerly known as MedXLink Corp. We changed our name to Particle Drilling Technologies, Inc. on January 25, 2005, following the merger on January 14, 2005 of our wholly-owned subsidiary with and into Particle Drilling Technologies, Inc., a Delaware corporation (“PDTI”). Prior to our acquisition of PDTI, we were a shell company. Currently our business consists of one segment and is conducted soley in the United States. Information about our net loss and total assets is located in the Consolidated Financial Statements that are included in this prospectus.

PDTI was formed in March 2004 for the purpose of raising capital and to acquire Particle Drilling, Inc., a Texas corporation. Particle Drilling, Inc. (formerly known as ProDril Acquisition Corp.) was formed in June 2003 for the purpose of acquiring certain assets, patents and other intellectual property, and certain liabilities related to the Particle Impact Drilling technology, which we refer to as the “PID technology” or the “PID System.” Particle Drilling, Inc. was merged with and into PDTI in June 2004.

The patented PID System utilizes a specially-designed “fit for purpose” drill bit fitted with jetting nozzles and polycrystalline diamond compact cutting structures. We refer to this bit as the “PID bit.” The nozzles in the PID bit serve to accelerate hardened steel particles entrained with ordinary drilling mud to fracture and remove the formation ahead of the bit. The particles flow back up the wellbore annulus along with the drilling fluid and formation cuttings to the surface where the PID System separates and re-circulates the particles. The PID System is primarily operated utilizing hydraulic energy that is available on drilling rigs used today in combination with the PID System equipment. Each particle is driven into the rock formation at a high velocity and delivers a force many times greater than the compressional strength of the rock, even in formations that exist in the subsurface at elevated hardness and stress. Depending on the volume of particles introduced into the drilling mud, the number of particle strikes on the formation is in excess of four million per minute, thereby yielding a higher rate of penetration than conventional drill bits in suitable formations.

By comparison, conventional drilling methods rely on mechanical energy created by the weight and torque applied to a bit, and the amount of total rotational mechanical energy available on drilling rigs is limited. The result is that the bit gouges out smaller volumes of rock as the compressional strength of the rock increases with depth and pressure. We believe the volume of rock excavated by the PID System is less affected by rock hardness or depth.

The PID System is designed to entrain, circulate, and recover the particles in the mud system without allowing the particles to circulate through the rig pumps. The PID System is designed as a mobile service that will be provided to the oil and gas operator as part of the normal drilling process and is configured to service a well in progress with minimal interference. Currently, our particle injection system consists of a stage one and stage two eductor mechanism which is powered with a 2,200 horsepower quintiplex frac pump. We have developed two prototype particle injection systems which are currently being tested for commercial application. While the current particle injection system is proven and has allowed us to demonstrate the potential of the PID technology, it has been unreliable and requires a high level of maintenance. Both of the particle injection prototypes currently under development are significantly cheaper to purchase and to operate. Further, we expect that the prototype injectors will require fewer personnel and can be procured from suppliers outside the normal oilfield supply chain. We are also continuing the development of our PID bit and developing alternate sized PID bits in order to further broaden our market opportunities.

The PID System has demonstrated higher rates of penetration than current conventional drilling methods. The rate of penetration gains generated by the PID System are expected to result in operators paying less variable drilling costs (e.g., rig time, labor, fuel, bits, rentals), which are purchased as part of the ordinary drilling cycle. As a result, we believe the PID System can reduce drilling costs and lower finding costs, thus improving the overall economics to the oil and gas industry in certain geologic intervals.

Business Strategy and Plan of Operation

During the past fiscal year, we hired several industry veterans to assist in the development, commercialization and roll-out of this technology. Further, we have successfully resolved many of the surface equipment issues identified during previous trials and expect to continuously improve efficiencies as we gain more experience with the PID System and as we move away from the frac pump driven solution to one of our prototype particle injection systems. Our operations plan for the remainder of fiscal year 2007 is expected to include: (1) completion of PID Unit #2 in the second quarter of fiscal 2007; (2) secure additional commercial contracts with potential customers; (3) complete field testing of the prototype particle injection systems; (4) hiring and training additional field and technical personnel; and (5) assembly of additional PID Units.

Our initial target customers will continue to be oil and gas operators drilling onshore wells in geologic basins of the U.S. and Canada known to have hard rock and/or highly abrasive formations. We will initially focus our marketing and sales efforts on operators with multi-well drilling programs centered in a few basins. Additionally, we will target customers that exhibit a willingness to embrace emerging technologies.

We expect to deliver value to our customers as a specialty service provider using patented technology and high quality engineering and field personnel. Based on the experience of our management team in the oilfield services industry, we believe that no other company currently attempts to deliver a comparable drilling service utilizing technology that is similar to the PID System and that is targeted to serve the hard rock drilling market. Instead, we believe suppliers generally design and sell products for hard rock environments that are based on conventional drilling technology.

We expect to operate in a fashion more comparable to a directional drilling or well stimulation service provider in that we will provide our system and field personnel who will work with exploration and production operators, service companies and drilling contractors to operate our system as an integral component of the drilling operation. We will offer our services on a gain sharing basis whereby the cost saved as a result of using the PID System will be shared between us and the exploration and production operator. The PID System is expected to result in higher rates of penetration, thereby reducing drilling costs and lowering finding and development costs to improve the overall economics of the oil and gas industry in certain geologic intervals. In addition, we believe that our customer’s ability to reduce meaningful days on their hard rock intervals will translate into more efficient rig utilization, which in turn should allow our customers to drill more wells per year per drilling rig. While this gain sharing business model is the preferred way to gain market share, we believe that equal or greater returns can be achieved through a more traditional dayrate or fixed fee structure. Initially, we intend to utilize the revenue model most preferred by our potential customer base so long as satisfactory returns are realized.

Industry

Oil and natural gas markets have seen a favorable pricing environment since 2002, with some softening in world oil and U.S. natural gas prices during the second half of 2006. As of November 10, 2006, the Baker Hughes U.S. land rig count was at 1,586, a 15% increase from a year earlier.

We believe that continued economic growth, energy demand and the projected oil and gas commodity pricing environment will continue to be stable in 2007. Drilling activities in the oilfield service and supply sector are showing only a slight slowdown, despite a recent dip in hydrocarbon prices. We believe that the capacity constrained U.S. land rig market will continue to enjoy good pricing due to high demand. As a result, we believe North American land drillers and related service providers will continue to benefit from the oil and gas demand, hydrocarbon price environment and economic growth.

The Drilling Industry—We do not believe the current conventional drilling process using traditional rotary rig equipment and conventional drill bits has fundamentally changed since the first commercial applications of the equipment by the Hughes Tool Company in the 1920s. Although horizontal drilling and other innovations in the way these drilling systems are used have greatly increased well productivity, gains in rates of penetration and absolute drilling efficiency were limited until 1989. At that time, fixed cutter polycrystalline diamond compact bits, or “PDC bits,” became a functional alternative to roller cone bits for a limited but growing segment of the drilling market. This technology was focused on wells drilled in softer formations as PDC bits could achieve higher rates of penetration and longer run times, both of which achieved appreciable cost savings by reducing drilling time. The industry has adopted PDC bits for these specific applications, although a PDC bit can cost several times more than a comparable roller cone bit. Despite the increased effectiveness of the PDC bit and other technologies, we believe that operators and drilling engineers continue to actively seek ways to improve rates of penetration, particularly in hard rock and abrasive formations, and are very receptive to using promising new technologies to reduce well construction cost.

The PID System

Particle Recovery System—The PID System utilizes a mobile particle delivery and recovery system capable of operating with conventional drilling rigs used in our target markets. Our system is designed to entrain, circulate, and recover the particles without allowing the material to pass through the rig pumps. Previous particle abrasive drilling systems did not have the ability to circulate, separate, and re-inject the abrasive or abrading particles and the material passed through the normal rig pumps. An example is the system known as “Abrasive-Jet Drilling” used by Gulf Research and Development Co., a division of Gulf Oil Corporation (“Gulf”), in the 1960’s and 1970’s. Gulf made a number of significant advances in the technology of delivering particles under pressure for the purpose of increasing rate of penetration. Basically, the Gulf system used fine particle abrasives to abrade the formations in order to remove it. This technology requires very high surface pressures of up to 11,000 psi in order to give the small particle the velocity to abrade the formation ahead of the drill bit. The PID System utilizes larger particles at normal rig pressures to fracture the formation ahead of the drill bit.

Rig Integration—The PID System is designed to connect to and service an operational well in progress with minimal interference to normal drilling operations. All PID System equipment is either mounted on trucks or trailers, and can be substantially installed on a rig during a scheduled bit trip. A good portion of the PID System is mobilized and rigged up offline so as not to interfere with the drilling operation in progress. Once the operator is finished with the PID System, it can generally be taken offline in one to two hours and demobilized with no further interference with the drilling operation. We believe this operational transparency is extremely important for industry acceptance of the PID System.

PID Bit—We are continuing the development of our fit-for-purpose PID bit. The PID bit is a fixed-cutter bit designed with a PDC cutting structure. To date we have developed and tested a 7 7/8 inch PID bit and a 8 1/2 inch PID bit and have now completed the investment casting process on our 7 7/8 inch PID bit so that we can mass produce that size PID bit at a cost that is just less than half the cost of the prototypical PID bit. Further, we are planning to design, test and iterate a smaller 6 1/2 inch PID bit in order to address a market identified by prospective customers.

Recent Testing of the PID System

In July 2005, we completed a two week test program at the Gas Technology Institute’s Catoosa test drilling facility (“Catoosa”) near Tulsa, Oklahoma. At Catoosa, we were able to adapt the PID System to an actual drilling rig, run the system under full operating conditions and further test and refine procedures and processes for operating the PID System. During this test sequence, we observed drilling penetration rates at or above expected rates through very hard limestone intervals as well as through softer sandstones and shale formations. We also identified areas for improvement including the shot injector system, maintenance of desired mud properties and system procedures to improve connection time, shot handling at surface and some test site improvements related to the test well surface casing and rig flow line. Modifications and improvements were made in order to continue testing and to log more hours on the PID System at Catoosa in October and November 2005.

In November 2005, we completed another three weeks of testing at Catoosa and were able to log more continuous hours on the PID System under various operating conditions. The various operating conditions tested included two PID bit designs; two PID bit sizes; both low and high flow rates of drilling fluid ranging from 425 to over 600 GPM, and different shot injection rates. All conditions tested were effective at delivering target level rates of penetration through very hard and abrasive intervals. We also developed and tested procedures for items that did not perform satisfactorily in our prior tests at Catoosa in July 2005, including enhancing the shot injection system, reducing the connection time and developing improvements in the handling of shot in the wellbore and at the surface. The shot injection system was improved, and it functioned and performed reliably during this test.

In May 2006, we completed our first field trial on a commercial well with Gasco Energy, Inc. This was the first opportunity to run the patented PID System on an actual gas well at depths below 10,000 feet. During this test, we demonstrated that the PID System was capable of delivering rates of penetration that were in-line with or greater than our target penetration rate (which is three times faster than conventional drilling techniques), that we could inject particles while drilling and that we could successfully recover steel particles from the wellbore. Due to the age and condition of this particular drilling rig, we experienced certain rig integration issues which were resolved prior to the completion of the first trial; however, while dealing with many of these rig integration issues, we learned that the steel particles can be successfully recovered from the well bore even following a complete rig pump shut down. This was previously a concern for many of our potential customers and we demonstrated on multiple occasions during the first field trial that the PID process does not necessarily damage the wellbore even in situtions where several thousand pounds of steel particles settle on top of the PID bit.

In order to achieve continuous PID drilling operations, it is critical to continuously inject and recover the injected particles from the wellbore, process them and prepare them for reinjection. During the first field trial, the PID System particle recovery unit became overrun with steel particles and was no longer capable of recovering the particles for re-injection and accounted for 90% of the PID System’s downtime. Based on this experience and the likelihood for this particle recovery unit to cause problems on future wells, we designed a completely new particle recovery unit that was tested in our research facility. The new recovery unit is now proven and reliable and will be incorporated into all future PID Units.

We were forced to suspend our commercial field trial attempt in September 2006 due to the failure of the transmission on our frac pump which is currently used to inject particles into the drilling rig standpipe. Once our ability to inject particles was terminated, we were no longer able to continue drilling with the PID System and therefore our commercial trial was concluded.

In November 2006, we completed our second commercial trial with Gasco on a well in Northeastern Utah in the Uinta Basin. On this trial, we entered the well at a depth of 11,535 feet and drilled approximately 92 feet in 7 hours during the first day of drilling. Certain issues with our frac pump driven injector system limited our drilling performance on the second day and the trial was concluded after drilling a total of 118 feet. The subsequent conventional bit averaged 90 feet in each 24-hour period during the following five days.

The frac pump driven injector system works well as long as the frac pump is able to deliver the needed pressure. The frac pump suffered a high degree of performance related issues on each of the commercial trials in September and November 2006 causing a complete suspension on one test and undesirable downtime on the second test. Specifically, during the commercial trial in November 2006, the lubrication system for the pump became clogged causing the seals to burn up prematurely. A different type of lubrication system has now been installed on this frac pump which should prevent this issue from re-occuring.

In December 2006, we completed our third commercial field trial of the PID technology with Gasco and achieved similar results to the November trial while completing the longest ever footage run with the PID System. Despite equipment issues and interruptions that occurred during this most recent commercial trial, we have entered into a new one-year contract in order to continue PID operations with Gasco. Payment to us under the contract, if any, is on a gain-sharing basis, as was the case in our previous arrangement with Gasco.

During the December 2006 commercial trial, we drilled a 120 foot interval in approximately eight hours of on bottom drilling time. The eight hours of drilling time occurred over a twelve hour period during which some issues developed resulting in brief interruptions of continuous operations. The interruptions were related to surface equipment breakdowns which we believe can be eliminated with more experience and equipment improvements. Preceding the successful run, a mechanical failure was experienced with the particle storage drum drive line which we were able to repair with replacement parts. Also, between routine bit runs, a standard check valve broke and the resulting debris plugged a nozzle on the new PID bit forcing a second round trip to remove the debris from the PID bit. At this point a decision was made to conclude the trial.

During this most recent commercial trial, in addition to achieving our longest continuous drilling run to date, we successfully achieved two additional milestones: (1) it was the first time PID operations had been conducted on the particular rig used and the integration between the PID System and the drilling rig was quick and without any of the integration problems we experienced during the commercial trial in May 2006, and (2) we were able to operate the PID System under weather conditions that included sub-freezing temperatures and high winds.

Our primary products still need to demonstrate improved reliability in the commercial market in order to fully realize the potential of the PID technology. Our operations plan calls for further research and development, including the development of different bit sizes and a newer and more efficient and reliable injector systems. Poor performance of our prototype particle injection systems or other unexpected events while conducting future commercial trials could further extend the shop and laboratory testing phase, which would delay the full commercialization of the PID System and increase the funds needed to complete our research and development. This would have the effect of slowing our advancement as funds otherwise intended to build new PID Systems and expand our operations may be needed to conduct additional research and development.

Competition

Based on the experience of our management team in the oilfield services industry and the exploration and production industry, we believe that no other company currently attempts to deliver a comparable drilling service utilizing technology that is similar to the PID System and that is targeted to serve the hard rock drilling market. The oilfield services industry in which we compete, however, is highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in the oilfield service business for many years and have well-established business contacts with exploration and production companies. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively. Recent developments in PDC bits have made them more durable and capable of drilling in certain hard rock environments; however, many customers operating in our target markets continue to utilize convential bits.

Patents

Our predecessor company acquired the intellectual property and certain assets and assumed certain liabilities underlying the PID technology in January 2004 pursuant to certain acquisition agreements in which we agreed to (1) purchase certain of the assets and assume certain of the liabilities of PSI and PSIL related to the PID technology, (2) purchase certain patents related to the PID technology from CFLP, (3) acquire certain technology licenses from CTL, (4) continue the funding of initial research and development expenses with respect to the technology acquired, and (5) take steps towards the commercialization of the PID technology.

Pursuant to such acquisition agreements with CFLP, we acquired from CFLP their entire right, title and interest throughout the world in and to patents related to the PID technology, including all CFLP inventions and the following patents:

•      U.S. Patent No. 6,386,300, issued May 14, 2002, entitled “Formation cutting method and system.”

•      U.S. Patent No. 6,581,700, issued June 24, 2003, entitled “Formation cutting method and system.”

In addition to the inventions embodied in the CFLP patents described above, we also acquired from CFLP, among other things, other patent applications that are pending and certain proprietary know-how pertaining specifically to the PID technology.

The patent assignment from CFLP is subject to an exclusive license to CFLP to make and sell or otherwise commercially exploit, for non-oil and gas industry applications, products developed by CFLP that embody the patents or inventions assigned to us by CFLP, or our improvements thereto.

In connection with our acquisition of the PID technology, we agreed to make certain royalty payments to PSI and PSIL. Under our agreement with PSI, we are obligated to pay PSI a royalty on a quarterly basis equal to 18.0% of our earnings before interest, income taxes, depreciation and amortization (“EBITDA”) derived from the use of the PID technology for such quarter until an aggregate of $67,500,000 has been paid to PSI. Under our agreement with PSIL, we are obligated to pay PSIL a royalty on a quarterly basis equal to 2.0% of our EBITDA derived from the use of the PID technology for such quarter until an aggregate of $7,500,000 has been paid. We have also entered into additional royalty agreements that require us to pay a total of 4.0% of our quarterly gross revenue derived from the use of the PID technology to certain entities from which we acquired the PID technology. These royalty obligations will have the effect of limiting our liquidity and our profitability. As of September 30, 2006, no payments had been made with respect to these royalty obligations.

We have continued to enhance and improve upon the PID technology and to develop additional technology and know-how in the application of the PID technology. The PID technology and related technologies remain core to our business, and we have continued to seek patent protection in the United States and other countries in which we expect there to be a significant market for application of our technology.

Research and Development

We are in the early phase of commercial deployment and will continue to invest in research and development. Our research and development program is intended to improve existing products and processes, develop new products and processes, and improve engineering standards and practices that will serve the changing needs of our customers. Our expenditures for research and development activities were $5,964,438 in 2006, $2,802,155 in 2005, and $621,752 in 2004.

In our effort to enhance the PID technology, we continue to seek less expensive and more efficient ways to inject the steel particles into the drilling rig standpipe. We have developed two prototype systems to accomplish this objective. Both of these systems are still in the developmental phase and have yet to be fully tested or used in the field. The first system is a canister style injector that consists of a series of steel canisters with fill valves and dump valves which work in unison to deliver a fixed volume of steel particles into the drilling mud. The second system is an extruder design which essentially pushes or forces the steel particles into the drilling mud through a specially designed metal extrusion mechanism which is procured from one of many manufacturers and is largely an “off the shelf” item. The prototype extruder design system has been constructed and is expected to be shipped to our facility in Houston, Texas for further testing and analysis. Both of these systems have the potential to significantly reduce the capital cost of the PID System improving reliability, while simplifying the injection process and reducing the daily operating cost.

Environmental Regulations

We are subject to numerous and changing local, state, and federal laws and regulations concerning the use, storage, treatment, disposal and general handling of materials, some of which may be considered to be hazardous substances and wastes, and restrictions concerning the release of pollutants and contaminants into the environment. These laws and regulations may require us to obtain and maintain certain permits and other authorizations mandating procedures under which we must operate and restrict emissions and discharges. Many of these laws and regulations provide for strict joint and several liabilities for the costs of cleaning up contamination resulting from releases of regulated materials, substances and wastes into the environment. Violation of these laws and regulations as well as terms and conditions of operating permits issued to us may result in the imposition of administrative, civil, and criminal penalties and fines, remedial actions or, in more serious situations, shutdowns or revocation of permits or authorizations. We believe that future compliance by our operating businesses with existing laws and regulations will not have a material adverse effect on us and that future capital expenditures for environmental remediation will not be material.

We regularly monitor and review our operations, procedures and policies for compliance with environmental laws and regulations and our operating permits. There can be no assurance that a review of our past, present or future operations by courts or federal, state, local or foreign regulatory authorities will not result in determinations that could have a material adverse effect on us. In addition, the revocation of any of our material operating permits, the denial of any material permit application or the failure to renew any interim permit, could have a material adverse effect on us. In addition, compliance with more stringent environmental laws and regulations, more vigorous enforcement policies, or stricter interpretations of current laws and regulations, or the occurrence of an industrial accident, could have a material adverse effect us.

Employees

As of December 14, 2006, we had 18 employees. None of our employees are covered by collective bargaining agreements. We believe that relationships with our employees are satisfactory.

Website

Our website is located at www.particledrilling.com. The filings we make with the Securities and Exchange Commission (“SEC”), such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, are available free of charge through our website as soon as reasonably practicable after they have been filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the “1934 Act”). Forms 3, 4 and 5 filed with respect to equity securities under Section 16(a) of the 1934 Act are also available on the website. All of these materials are located at the “Investor Relations” link.

Our website also includes the following corporate governance materials, at the link “Corporate Governance:” the Code of Business Conduct & Ethics, and charters of each Board committee, including the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. You may also obtain a printed copy of any of the materials referenced above by contacting us through the website or at the following address: Particle Drilling Technologies, Inc., 11757 Katy Freeway, Suite 1300, Houston, Texas 77079.

Description of Property

Our principal executive and administrative office facility is leased in Houston, Texas at 11757 Katy Freeway, Houston, Texas 77079. We also lease an 11,000 square foot operating facility at 7407 Wright Road, Houston, Texas 77041.

We believe that our properties are generally in good condition, are well maintained, and are generally suitable and adequate to conduct our business.

Litigation

On February 17, 2006, PDTI closed a settlement agreement, entered into on February 8, 2006, related to certain litigation styled Cause No. 2004-63506, Particle Drilling Technologies, Inc. vs. Harry B. Curlett, Curlett Family Limited Partnership, Ltd., CCore Technology and Licensing, Ltd., and Deep Heat Energy Corporation, in the 333rd Judicial District Court of Harris County, Texas. As part of the settlement agreement, all parties released all claims against each other, and, on February 21, 2006, the Court dismissed all claims among the parties with prejudice. The Court’s dismissal became final on March 24, 2006, thereby concluding the litigation.

Also as part of the settlement agreement, PDTI and Curlett Family Limited Partnership, Ltd. (“CFLP”) amended the Exclusive License Agreement between PDTI’s predecessor, ProDril Acquisition Company, and CFLP, dated June 1, 2003, to limit the parties’ respective obligations to share information with each other and to terminate as of February 18, 2006, the parties’ respective rights to the other party’s improvements to the PID Technology. The settlement agreement provided that the parties would integrate these amendments into an Amended Exclusive License Agreement by March 10, 2006.

During efforts to draft an Amended Exclusive License Agreement reflecting the amendments made in the settlement agreement, CFLP took the position that PDTI has a greater obligation to share information with it than provided in the amendments and that CFLP has greater rights in PDTI’s improvements than provided in the amendments. On March 20, 2006, PDTI and CFLP unsuccessfully mediated their dispute over these issues but nonetheless put in place a process through which they believed that they could resolve that dispute. Prior to the conclusion of that process, however, CFLP filed the lawsuit described hereafter.

On March 24, 2006, CFLP filed Civil Action No. 4:06-CV-01012, Curlett Family Limited Partnership, Ltd. v. Particle Drilling Technologies, Inc., a Delaware Corporation, and Particle Drilling Technologies, Inc., a Nevada Corporation, in the United States District Court for the Southern District of Texas, Houston Division. In that lawsuit, CFLP requested the Court to construe the Exclusive License Agreement, as amended by the settlement agreement, as imposing a greater obligation on PDTI to share information with CFLP than PDTI believes exists and as giving CFLP greater rights in PDTI’s improvements than PDTI believes exists. In addition, CFLP claimed that PDTI breached the settlement agreement and exclusive license agreement and sought specific performance of those agreements and lost profits damages of $26,000,000 per month.

On June 15, 2006, the Court granted a summary judgment in favor PDTI and against CFLP thereby disposing of all of CFLP’s claims against PDTI and granting PDTI declaratory relief as to the Exclusive License Agreement, as amended by the settlement agreement. Thereafter, PDTI requested that the Court make an award against CFLP for a part of PDTI’s attorneys’ fees and expenses incurred in the lawsuit. On July 26, 2006, the Court ordered that PDTI recover $26,525 in attorneys’ fees and $2,750 in expenses from CFLP.

On July 26, 2006, the Court signed a Judgment incorporating its orders on the summary judgment and attorneys’ fee issues. Under the Judgment, (1) CFLP takes nothing by its claims against PDTI, and PDTI recovers all taxable costs from CFLP; (2) after February 17, 2006, CFLP has no license rights to any of PDTI’s improvements to the Licensed Patents under the Exclusive License Agreement, as amended by the settlement agreement, without qualification as to when PDTI made or acquired those improvements; (3) PDTI has no obligation to share any information with CFLP or disclose any information to CFLP except for information in the public domain that it is otherwise obligated to provide under the Exclusive License Agreement as amended by the settlement agreement; and (4) PDTI recovers from CFLP attorneys’ fees in the amount of $26,525 and expenses in the amount of $2,750 with interest thereon as provided by law and its taxable costs. CFLP has filed notice of its intention to appeal the Court’s summary judgment against it to the United States Court of Appeals for the Fifth Circuit.

MANAGEMENT

Directors and Executive Officers

The following table shows information regarding our directors and executive officers as of December 15, 2006. All of the persons named below other than Mr. Weyel became officers and directors of our company in January 2005, following our acquisition of PDTI. Mr. Weyel became a director of our company in May 2005.

Name	Age	Position with PDTI
Ken R. LeSuer	70	Chairman of the Board and Director
Jim B. Terry	53	President, Chief Executive Officer and Director
J. Chris Boswell	45	Senior Vice President, Chief Financial Officer and Treasurer
Thomas E. Hardisty	45	Senior Vice President of Corporate Development and Secretary
Gordon Tibbitts	59	Vice President of Technology
John D. Schiller, Jr.	47	Director
Michael S. Mathews	66	Director
Hugh A. Menown	48	Director
Steve A. Weyel	52	Director

Ken R. LeSuer was elected Chairman of PDTI in December 2004 after serving as Vice Chairman of PDTI since June 2004. Mr. LeSuer retired in 1999 as Vice Chairman of Halliburton Company. Since his retirement from Halliburton in 1999, Mr. LeSuer has been a private investor. Prior to becoming the Vice Chairman of Halliburton in May 1997, Mr. LeSuer served as both the President and CEO of Halliburton Energy Services from March 1994 to September 1996 and as President and CEO of Halliburton Energy Group from September 1996 to May 1997. He also served as President and CEO of three Halliburton units during his tenure. Mr. LeSuer began his career with Halliburton as an engineer-in-training in 1959. From 1965 through 1982, he served in managerial positions in Asia Pacific and Europe/Africa and was serving as vice president of Europe/Africa before returning to Duncan, Oklahoma to assume the position of vice president of International Operations in 1982.

Mr. LeSuer is a member of the Texas A&M University Petroleum Engineering Industry Board, as well as the TAMU Dwight Look College of Engineering External Advisory and Development Council. He has served as Vice President Services Division of the International Association of Drilling Contractors, and is or at one time was a member of numerous petroleum and geological engineering societies, including the Society of Petroleum Engineers, the American Petroleum Institute, the National Ocean Industries Association, and the Petroleum Equipment Suppliers Association. Mr. LeSuer received his bachelor’s degree in petroleum engineering from Texas A&M University in 1959. Mr. LeSuer is also a director of Horizon Offshore, Inc. (NNM: HOFF).

Jim B. Terry has served as our President and Chief Executive Officer since January 23, 2006. From January 2003 until September 2005, Mr. Terry served as Vice President, Drilling Services for Weatherford International, one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry, where he led the effort to consolidate, develop and improve the performance of well construction products and services by strategically aligning synergistic product lines in order to improve both their financial and operational performance. His duties at Weatherford included responsibility for all phases of new product and service development from inception through commercialization, which in some cases included securing project funding from customers. From September 2005 to January 2006, Mr. Terry served as a consultant to the oil and gas drilling services industry.

From March 1994 until January 2003, Mr. Terry was employed by Halliburton Company, the last three of those years as Director—Advanced Well Construction Systems where he was the lead inventor of a step change advanced well construction system. During this time, he was responsible for all phases of this project which included research and development, engineering, prototyping, field trials and commercialization. During his first six years at Halliburton, he served in various management capacities ranging from new product introduction to regional operations management. During this time he was responsible for, among other things, much of Halliburton’s consolidation effort following its acquisition of Smith International’s Drilling Services Division.

Prior to joining Halliburton in March 1994, Mr. Terry served as Regional Vice President for Smith International in Singapore. He was responsible for all of Smith’s activities in the Asia Pacific, Middle East and East Africa regions.

Mr. Terry began his career at Eastman Whipstock, which was acquired by Baker Hughes in 1990. Following Baker Hughes’ acquisition of Eastman Whipstock in 1990, Mr. Terry joined Smith International.

Mr. Terry graduated in 1978 from San Francisco State University with a BA in Business and is a member of the Society of Petroleum Engineers.

J. Chris Boswell has served as Senior Vice President and Chief Financial Officer of PDTI since June 2004. Mr. Boswell had previously served as Director and Senior Vice President and Chief Financial Officer of Particle Drilling, Inc. from August 2003 until it was merged into PDTI in June 2004. He also served as a Director of PDTI from June 2004 until March 2006. From October 2002 until August 2003, Mr. Boswell was a private investor. Mr. Boswell has over 20 years of experience in financial management focused in the energy industry and began his career as a Certified Public Accountant at Arthur Andersen & Co. and later served in management positions with Price Waterhouse in Houston, Texas. He served as Senior Vice President and Chief Financial Officer of Petroleum Geo-Services ASA (“PGS”) from December 1995 until October 2002. PGS grew from a small enterprise in 1994 when Mr. Boswell joined the company to a $1 billion annual revenue enterprise with a peak enterprise value of $6 billion. Subsequent to Mr. Boswell’s departure and following a change of control within PGS, the new management of PGS filed for bankruptcy protection in July 2003 in order to restructure PGS’s debt portfolio. The restructuring was successfully completed and PGS emerged from bankruptcy in October 2003. In all, during his tenure as CFO at PGS, Mr. Boswell directed financings for over $3 billion of capital expenditures to facilitate PGS’ growth. Additionally during 1995, Mr. Boswell and other senior executives at PGS developed the concept to create a unique oil and gas company using a non-exclusive license in PGS’ seismic data library as seed capital. This company became Spinnaker Exploration company (NYSE: SKE), which was recently sold to Norsk Hydro ASA (NYSE:NHY) for approximately $2.45 billion. Mr. Boswell is a 1984 graduate of the University of Texas at Austin.

Thomas E. Hardistyhas served as Senior Vice President, Corporate Development of PDTI since June 2004. Mr. Hardisty had previously served as Director and Senior Vice President, Corporate Development of Particle Drilling, Inc. from June 2003 until it was merged into PDTI in June 2004. He also served as a Director of PDTI from June 2004 until March 2006. Mr. Hardisty has over 21 years of experience in the oil and gas industry, primarily in the area of land management, contracts and corporate development, and is co-founder of the company. From January 2001 until June 2003, Mr. Hardisty was Vice President, Land of Shoreline Partners LLC, an independent exploration company and from January 2000 until January 2001, Vice President, Land of Benz Resources LLC, a consulting firm charged with managing certain exploration properties acquired by Harken Energy Corporation. From May 1999 until January 2000, Mr. Hardisty was a Land Manager for Texstar Energy Inc. responsible for divesting certain of the company’s exploration projects in the Texas Gulf Coast and Mississippi areas. From 1994 until May 1999, Mr. Hardisty was Division Landman for PetroCorp Inc. responsible for company land positions, contract negotiations and partner relations in exploration and development projects in PetroCorp’s Gulf Coast, Rockies and Canada Division. From 1984 until 1994, Mr. Hardisty was a land consultant and later Senior Project Manager for Roger A. Soape Inc. in Houston, Texas. Mr. Hardisty graduated from the University of Texas at Austin in 1984 with a BBA in Petroleum Land Management. He is a member of the American Association of Drilling Engineers (AADE), International Association of Drilling Contractors (IADC), the American Association of Professional Landmen (AAPL) and the Houston Association of Professional Landmen (HAPL). Mr. Hardisty formerly served as a Director of HAPL and is past Chairman of the HAPL Ethics Committee and past Chairman of HAPL Membership Committee.

Gordon Tibbitts has served as Vice President of Technology of PDTI since June 2004, and served as Vice President of Technology of Particle Drilling, Inc. from June 2003 until it was merged into PDTI in June 2004. Prior to joining Particle Drilling, Inc., Mr. Tibbitts was Vice President of Technology for ProDril Services Inc. from October 2002 until June 2003. From April 2000 until October 2002, Mr. Tibbitts was an in-house engineering consultant on drilling and coring activities for TerraTek Drilling & Completions Research Laboratory. Mr. Tibbitts was employed from May 1999 until April 2000 by Pro Steel Inc as Chief Operating Officer. Prior to that time and for the majority of his career, Mr. Tibbitts worked for Hughes Christensen, one of the world’s largest makers of oil and gas drilling bits. While at Hughes Christensen, Mr. Tibbitts held the title of Director of Research and Development from 1987 until October 1998 and was responsible for managing and directing world-wide research, development, and technical support through research groups in Houston, Salt Lake City and Tulsa. He directed and managed the building of a world-class drilling research laboratory in Houston and a drilling operation in Oklahoma dedicated to field-testing and development of downhole tools. Mr. Tibbitts has over 30 years of experience in the upstream oil and gas industry, including 17 years in engineering, research, and development management. Mr. Tibbitts holds over 70 patents related to drilling, coring, and diamond cutting tools. His work has been published by the Society of Petroleum Engineers, International Association of Drilling Contractors, Society of Core Analysts, and the Journal of Petroleum Technology. Mr. Tibbitts graduated from the University of Utah with a Bachelors degree in Mechanical Engineering.

John D. Schiller, Jr. has served as a Director of PDTI since June 2004. He served as interim President and Chief Executive Officer of PDTI from December 2004 to November 15, 2005. Mr. Schiller is currently Chairman and CEO of Energy XXI (Bermuda) Limited. Prior to his current job he was President and CEO of Energy XXI, Panama, a private E&P company involved in worldwide acquisition & exploitation of oil and gas properties. In addition, he is majority owner of The Exploitation Company, LLP, a petroleum consulting firm established in October 2004 that provides assistance in locating and acquiring oil and gas properties. From December 2003 until June 2004, Mr. Schiller was a private investor. Mr. Schiller resigned from Devon Energy in December 2003 where he was Vice President, Exploration & Production with responsibility for Devon’s domestic & international activities. Before joining Devon Energy he was Executive Vice President, Exploration & Production for Ocean Energy, Inc. until Ocean was acquired by Devon in April 2003. While at Ocean, he was responsible for Ocean’s worldwide exploration, production and drilling activities.

Mr. Schiller joined Ocean Energy from Seagull Energy, where he served as Senior Vice President of Operations before the two companies merged in March of 1999. He joined Seagull Energy from Burlington Resources, where he served in a variety of operational and management positions over a period of 14 years, including Production Manager and Engineering Manager for the Gulf of Mexico Division. Prior to this assignment, he managed the corporate acquisition group for Burlington Resources.

Mr. Schiller began his career with Superior Oil in 1981. He spent five years as a staff engineer working properties in the Gulf of Mexico and south Louisiana.

Mr. Schiller graduated with honors from Texas A&M University with a Bachelor of Science in Petroleum Engineering and is a member of the Texas A&M Petroleum Engineering Industry Board. He is a member of the Society of Petroleum Engineers, Independent Petroleum Association of America, American Petroleum Institute, American Association of Drilling Engineers and the Houston Producers Forum.

Michael Mathews has served as a Director of PDTI since June 2004. Mr. Mathews is managing director of Westgate Capital Co., a firm he founded in 1993 to identify and structure investment opportunities on behalf of private investors. Mr. Mathews served on the Board of Petroleum Geo-Services (PGS) from 1993 until September 2002. From 1998 to 2002, he served as Vice Chairman of PGS and held the position as Chairman of the Compensation Committee and was a member of the Audit Committee. From 1989 to 1992, Mr. Mathews served as managing director of Bradford Ventures Ltd., a private investment firm involved in equity investments, including acquisitions. Prior to 1989, he was president of DNC Capital Corporation and senior vice president and director of its parent, DNC America Banking Corp., the US subsidiary of Den Norske Credit Bank Group, where he directed merchant banking and investment activity in North America and founded and acted as senior advisor to Nordic Investors Limited, N.V., a private venture capital fund. Previously, Mr. Mathews was a Vice President in Corporate Finance at Smith Barney and prior to that he was an associate with the New York law firm of White & Case. Mr. Mathews received an A.B. from Princeton University in 1962 and received a J.D. from the University of Michigan Law School in 1965. Mr. Mathews is also a Director and serves on the Audit Committee and as Chairman of the Governance Committee of Interpool Inc. (NYSE: IPX), and Director and Vice Chairman of Apptix ASA (OSE: APP).

Hugh A. Menown has served as a Director of PDTI since June 2004. Mr. Menown has over 25 years of experience in mergers & acquisitions, auditing and managerial finance, and is currently an independent consultant. From June 1999 through December 2005, Mr. Menown worked with Quanta Services, Inc. (“Quanta”) (NYSE: PWR) as a financial consultant. Mr. Menown performed due diligence on a number of Quanta’s acquisitions and has served as Chief Financial Officer for two of their operating companies, most recently North Houston Pole Line, L.P. located in Houston, Texas. Prior to serving as a financial consultant to Quanta, Mr. Menown was a Partner in the Houston office of PricewaterhouseCoopers, LLP where he led the Transaction Services Practice providing due diligence, mergers & acquisition advisory and strategic consulting to numerous clients in various industries. Mr. Menown also worked in the Business Assurance Practice providing audit and related services to clients. Mr. Menown is a Certified Public Accountant.

Steve A. Weyel has served as a Director of PDTI since May 2005. Since July 2005, Mr. Weyel has served as President and Chief Operating Officer of Energy XXI (Bermuda) Limited. Previously, Mr. Weyel co-founded and was a principal, and President and Chief Operating Officer of EnerVen LLC, a privately-held company with strategic ventures in the energy industry. EnerVen’s businesses include the start-up of WesCo LLC, a gas compression services company, and EnerVen Compression Services, a joint venture company with Enogex Inc., an unregulated subsidiary of OGE Energy Corp. (NYSE: OGE), providing compression asset rentals. Mr. Weyel was a principal of EnerVen LLC commencing in 2001 and sold his membership interests in EnerVen in September 2005 and resigned as an officer and director of EnerVen at that time.

From 1999 until he co-founded EnerVen in 2001, Mr. Weyel was President of InterGen North America, a Shell—Bechtel joint venture in the gas and power business. While President of InterGen, Mr. Weyel was responsible for the acquisition and management of gas assets, including gas storage, mid-stream gas assets and over 15,000 miles of regulated pipelines, development of greenfield merchant power projects, and board-level oversight of InterGen’s equity ownership in Coral Marketing and Trading.

Mr. Weyel was employed by Dynegy Corporation (previously known as Natural Gas Clearinghouse and then NGC Corporation) from 1994 to 1999. While at Dynegy, he served in several senior executive leadership roles, including Senior Vice President—Power Development from 1998 to 1999. Mr. Weyel began his career with Baker Hughes in 1976 and rotated through a variety of assignments, including responsibility for Baker Production Service’s operations in North and South America. In 1985 he formed a start-up technology and engineering driven oilfield services company, Resource Technology Corporation (“RTC”), evaluating oil and gas reserves around the world. RTC’s assets and ongoing operations were later sold to John Wood Group PLC in 1993.

Mr. Weyel is a 1976 graduate of Texas A&M University and received his MBA from the University of Texas at Austin in 1989.

Director Independence

Our Board of Directors has determined that Messrs. LeSuer, Schiller, Mathews, Menown and Weyel are “independent” as that term is defined by the rules of the NASDAQ. Prior to December 12, 2006, our Board of Directors had determined that Mr. Schiller was not independent. This was because Mr. Schiller served as interim President and Chief Executive Officer of our company and PDTI from December 2004 until November 14, 2005. During that time, Mr. Schiller received compensation in the form of additional grants of restricted stock for serving as an interim executive officer. Because of recent modifications to the rules related to the definition of an independent director under NASDAQ rules, our Board of Directors re-evaluated this determination with respect to Mr. Schiller in December 2006. As a result of this evaluation, our Board of Directors determined that Mr. Schiller is now an independent director under the rules and regulations of the NASDAQ. In making the independence determinations with respect to our directors, our Board of Directors considered transactions and relationships between each director or his immediate family and our company, including those reported below under “Certain Relationships and Related Party Transactions.” The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that the director is independent. The Board of Directors concluded that any such relationships and transactions were not material and that any such transactions were at arm’s-length. As a result of this review, the Board of Directors affirmatively determined based on its understanding of such transactions and relationships that the directors named above are independent of our company under the standards set forth by NASDAQ.

During the fiscal year ended September 30, 2006, each of the directors who served on the Audit Committee, the Compensation Committee and the Nominating Committee were determined to have been independent directors by our Board of Directors.

Board of Directors Meetings and Committees

Audit Committee.   This committee currently has three members, Hugh Menown (Chairman), Michael Mathews and Steve Weyel. Our Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The Audit Committee operates pursuant to a written charter, which was adopted February 3, 2005 and amended on May 31, 2005.

All of the current members of the Audit Committee are non-employee directors who: (1) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934; (2) have not participated in the preparation of our financial statements or the financial statements of PDTI; and (3) are able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement.

Compensation Committee.   This committee currently is comprised of Ken LeSuer (Chairman), Michael Mathews and Hugh Menown. Our Compensation Committee is authorized to make recommendations concerning salaries and incentive compensation for our employees and consultants, establish and approve salaries and incentive compensation for certain of our executive officers and administer our employee benefit and stock option plans. The members of our Compensation Committee are independent directors as defined in the applicable rules and regulations promulgated by the SEC, and are neither an officer nor employee of us or our subsidiary. The Compensation Committee operates pursuant to a written charter, which was adopted February 3, 2005.

Nominating and Corporate Governance Committee.   Our Nominating and Corporate Governance Committee was formed on February 3, 2005 and is comprised of Michael Mathews (Chairman), Ken LeSuer and Hugh Menown, all of whom have been found by the Board of Directors to be an “independent director” pursuant to the applicable rules and regulations promulgated by the SEC. This committee operates pursuant to a written charter adopted on February 3, 2005.

The Nominating and Corporate Governance Committee is responsible for (1) reviewing the appropriate size, function and needs of the Board of Directors, (2) developing the Board’s policy regarding tenure and retirement of directors, (3) establishing criteria for evaluating and selecting new members of the Board, subject to Board approval thereof, (4) identifying and recommending to the Board for approval individuals qualified to become members of the Board of Directors, consistent with criteria established by the Committee and the Board, (5) overseeing the evaluation of management and the Board, and (6) monitoring and making recommendations to the Board on matters relating to corporate governance.

Compensation Committee Interlocks and Insider Participation.   During the fiscal year ended September 30, 2006, Messrs. LeSuer, Mathews and Menown served on the Compensation Committee of our Board of Directors. None of Messrs. LeSuer, Mathews nor Menown has ever been an officer or employee of Particle Drilling Technologies, Inc. None of our executive officers serve as a member of the Board of Directors or compensation committee of any entity that has any executive officer serving as a member of our Board of Directors or Compensation Committee.

Compensation of Directors

Mr. Terry, who is also an officer of our company, does not receive any compensation for his services as a member of our Board of Directors. We reimburse our directors for travel and lodging expenses in connection with their attendance at board and committee meetings.

Our Board of Directors adopted our current Board Compensation Package effective as of June 1, 2005. Under the Board Compensation Package, our non-employee directors will receive an annual retainer of $20,000 and $1,500 for each formal Board meeting attended. In addition, each non-employee director who is also a committee member will receive an annual committee retainer fee of $2,500 and $750 for each formal committee meeting attended. Each non-employee director who is also a committee chair will receive an additional annual retainer of $2,500. The Board Compensation Package also provides for annual equity compensation for each non-employee director consisting of 5,000 shares of our restricted common stock and an option for 15,000 shares of our common stock. In addition, any new non-employee directors will be granted an option for 25,000 shares of our common stock as a one time award upon joining the Board of Directors. In addition to receiving the compensation described above as a director, the Chairman of the Board will receive an annual retainer of $2,500, as well as an annual award of 5,000 shares of our restricted common stock and an option for 15,000 shares of our common stock. All option awards will be non-qualified stock options and, together will all awards of restricted stock, will be issued pursuant to our equity compensation plans in effect at the time of the award and will be exercisable for a ten-year period from the date of grant of the award. The restricted stock and option awards will vest in 50% installments on each anniversary of the date of grant of the award.

In May 2006, the Compensation Committee granted options to our non-employee directors to purchase an aggregate of 90,000 shares of our common stock as follows:

•      15,000 options to purchase shares of common stock to each of Messrs. Weyel, Schiller, Mathews and Menown on May 20, 2006, with 50% vesting on each anniversary of the date of grant and an exercise price of $3.40, for annual director fees; and

•      30,000 options to purchase shares of common stock to Mr. LeSuer on May 20, 2006, with 50% vesting on each anniversary of the date of grant and an exercise price of $3.40, for annual director fee as Chairman of the Board.

In May 2006, the Compensation Committee granted to our non-employee directors an aggregate of 30,000 restricted shares of our common stock as follows:

•      5,000 shares of restricted common stock to each of Messrs. Weyel, Schiller, Mathews and Menown on May 20, 2006, with 50% vesting on each anniversary of the date of grant, for annual director fees; and

•      10,000 shares of restricted common stock to Mr. LeSuer, on May 20, 2006, with 50% vesting on each anniversary of the date of grant, for annual director fee as Chairman of the Board.

We made payments of $51,194, $65,818, $59,579, $62,279 and $41,625 to Messrs. LeSuer, Mathews, Menown, Schiller and Weyel, respectively, for meeting fees in fiscal 2006.

Executive Compensation and Other Information

The following summary compensation table sets forth information concerning compensation earned in the fiscal years ended September 30, 2006 and 2005 by our chief executive officer and our three other executive officers. During the fiscal year ended September 30, 2004 and from October 1, 2004 until January 14, 2005, our sole executive officer and director was Dean Becker. During that time, Mr. Becker did not receive any compensation from our company. In addition, prior to our acquisition of PDTI in January 2005, none of our current officers and directors received any compensation from our company. In connection with our acquisition of PDTI in January 2005, the officers and directors of PDTI became the officers and directors of our company. In connection with our acquisition of PDTI in January 2005, Mr. Becker resigned from his positions as an officer and director of our company.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)		Securities Underlying Options (#)	All Other Compensation ($)
Jim B. Terry(1)	2006	166,154	75,000	1,009,500	(6)	150,000	3,046	(9)
President and Chief Executive Officer
John D. Schiller, Jr.(2)	2006	—	—	—		—	—
Interim President and Chief Executive Officer	2005	—	—	294,000	(7)	250,000	—
J. Chris Boswell(2)(3)	2006	207,265	40,000	—		—	4,952	(9)
Senior Vice President, Chief Financial Officer and Treasurer	2005	130,313	—	147,000	(8)	160,000	1,762	(9)
Thomas E. Hardisty(4)	2006	170,502	40,000	—		—	4,060	(9)
Senior Vice President of Corporate Development and Secretary	2005	108,594	—	147,000	(8)	160,000	1,949	(9)
Gordon Tibbitts(5)	2006	142,168	40,000	—		—	3,000	(9)
Vice President of Technology	2005	94,115	—	—		—	1,221	(9)

(1)           Assumed position with our company on January 23, 2006.

(2)           Mr. Schiller assumed the position of interim President and Chief Executive Officer of our company in January 2005 and served until November 15, 2005. Prior to our acquisition of PDTI, Mr. Schiller served as interim President and Chief Executive Officer of PDTI commencing on December 2, 2004. Mr. Schiller did not receive a salary while he served as interim Chief Executive Officer of PDTI or our company. From November 15, 2005 until January 23, 2006, Mr. Boswell served as interim President and Chief Executive Officer of our company.

(3)           Assumed position with our company in January 2005. Mr. Boswell served as Senior Vice President and Chief Financial Officer of PDTI prior to our acquisition of PDTI on January 14, 2005. Mr. Boswell received a salary from PDTI of $90,000 during fiscal 2004 and $52,500 from October 1, 2004 to January 14, 2005 while serving as Chief Financial Officer of PDTI.

(4)           Assumed position with our company in January 2005. Mr. Hardisty served as Senior Vice President of Corporate Development of PDTI prior to our acquisition of PDTI on January 14, 2005. Mr. Hardisty received a salary from PDTI of $103,500 during fiscal 2004 and $40,250 from October 1, 2004 to January 14, 2005 while serving as Senior Vice President of Corporate Development of PDTI.

(5)           Assumed position with our company in January 2005. Mr. Tibbitts served as Vice President of Technology of PDTI prior to our acquisition of PDTI on January 14, 2005. Mr. Tibbitts received a salary from PDTI of $130,000 during fiscal 2004 and $37,917 from October 1, 2004 to January 14, 2005 while serving as Senior Vice President of Technology of PDTI. During fiscal 2004, Mr. Tibbitts also received a retention bonus from PDTI of $65,000.

(6)           Represents 150,000 shares of restricted stock valued at $6.73 per share, the closing price of our common stock on the NASDAQ Capital Market on January 23, 2006, the day of the grant. On September 30, 2006, the restricted stock held by Mr. Terry had a value of $388,500 based on the closing price of our common stock of $2.59 per share on the NASDAQ Capital Market. The restricted stock granted to Mr. Terry vests 33% on each anniversary of the date of grant. We do not currently pay dividends on our common stock; however, we would pay dividends on the restricted stock should our dividend policy change.

(7)           Represents 60,000 shares of restricted stock valued at $5.00 per share, the closing price of our common stock on the OTC Bulletin Board on May 20, 2005, the day of the grant. On September 30, 2005, the restricted stock held by Mr. Schiller had a value of $264,000 based on the closing price of our common stock of $4.40 per share on the NASDAQ Capital Market. The restricted stock granted to Mr. Schiller vests 33% on each anniversary of the date of grant. We do not currently pay dividends on our common stock; however, we would pay dividends on the restricted stock should our dividend policy change.

(8)           Represents 30,000 shares of restricted stock valued at $5.00 per share, the closing price of our common stock on the OTC Bulletin Board on May 20, 2005, the day of the grant. On September 30, 2005, the restricted stock held by each of Messrs. Boswell and Hardisty had a value of $132,000 based on the closing price of our common stock of $4.40 per share on the NASDAQ Capital Market. The restricted stock granted to Messrs. Boswell and Hardisty vests 33% on each anniversary of the date of grant. We do not currently pay dividends on our common stock; however, we would pay dividends on the restricted stock should our dividend policy change.

(9)           Represents company matching contributions pursuant to our 401(k) plan and the dollar value of insurance premiums paid by our company with respect to term life insurance for the benefit of the named executive officer.

Stock Options Granted During Fiscal 2006

Individual Grants
	Number of Securities Underlying Options		% of Total Options Granted to Employees in Fiscal	Exercise Price Per	Expiration	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms(4) ($)
Name	Granted (#)		2006(3)	Share ($)	Date	5%	10%
Jim B. Terry	150,000	(1)	24%	6.73	01/23/2016	114,000	182,000
J. Chris Boswell	—		—	—	—	—	—
John D. Schiller	—		—	—	—	—	—
Gordon Tibbitts	70,000	(2)	11%	4.50	10/3/2015	224,000	389,000
Thomas E. Hardisty	—		—	—	—	—	—

(1)           Options vest in one-third increments on each anniversary of January 23, 2006, the grant date.

(2)           Options vest in one-third increments on each anniversary of October 3, 2005, the grant date.

(3)           We granted options to purchase 616,500 shares of our common stock in the aggregate during fiscal 2006.

(4)           Calculated based upon the indicated rates of appreciation, compounded annually, from the date of grant to the end of each option term. Actual gains, if any, on stock option exercises and common stock holdings are dependent upon the future performance of our common stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved. The calculation does not take into account the effects, if any, of provisions of our option plans governing termination of options upon employment termination, transferability or vesting.

Aggregated Option Exercises During Fiscal 2006 and Fiscal Year-End Option Values

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at September 30, 2006 (#)		Value of Unexercised In-the-Money Options at September 30, 2006 ($)(1)
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Jim B. Terry	—	—	—	150,000	—	—
J. Chris Boswell	—	—	573,333	346,667	1,284,400	592,800
John D. Schiller, Jr.	—	—	583,333	181,667	370,000	—
Thomas E. Hardisty	—	—	503,333	256,667	1,111,500	370,500
Gordon Tibbitts	—	—	225,000	195,000	555,750	308,750

(1)           The value of each unexercised in-the-money stock option is equal to the difference between the closing price of our common stock as reported on the NASDAQ Capital Market on September 30, 2006 of $2.59 per share and the exercise price of the option.

Employment Agreements

Set forth below is a summary of the material terms of our employment agreements with our executive officers. Mr. Tibbitts’ employment agreement was made with PDTI and was assumed by our company in connection with our acquisition of PDTI.

Jim B. Terry.   Mr. Terry entered into an employment agreement effective as of January 23, 2006. This agreement has a three-year term that is automatically extended for successive one-year periods following the end of the initial three-year term unless otherwise terminated by delivery of written notice by either party no less than 90 days prior to the first day of any one-year extension period. The agreement provides that Mr. Terry will serve as our Chief Executive Officer and President. Under the terms of the agreement, Mr. Terry will receive an annual base salary of $240,000, which may be further increased at the sole discretion of the Compensation Committee. We may decrease Mr. Terry’s base salary only with the prior written consent of Mr. Terry. Mr. Terry is also eligible to participate in our annual bonus incentive plan as approved by the Compensation Committee or the Board of Directors in amounts approved by and based on criteria established by the Compensation Committee. Mr. Terry will also be eligible to participate, in the sole discretion of the Compensation Committee, in any long-term incentive arrangements we make available to our executive officers from time to time. Finally, Mr. Terry will receive certain perquisites, including reimbursement in accordance with our standard policies and procedures of business and business-related business expenses and dues and fees to industry and professional organizations, four weeks of paid vacation each calendar year, and participation by Mr. Terry and his spouse and dependents in all benefits, plans and programs available to our executive employees. We have also agreed to use reasonable efforts to obtain life insurance for Mr. Terry in the amount of $500,000.

During the term of the agreement, we may terminate Mr. Terry’s employment at any time upon his (1) death, (2) disability, (3) for cause, or (4) for any other reason whatsoever in the sole discretion of the Board of Directors. If we desire to terminate Mr. Terry’s employment at any time prior to expiration of the term of his employment, we must provide written notice to Mr. Terry indicating that we have elected to terminate his employment and stating the effective date of termination and the reason for such termination. Mr. Terry may terminate his employment (1) as a result of a change in duties (as such term is defined in the employment agreement) after first giving us written notice of the specific occurrence that resulted in the change in duties and if such occurrence remains uncorrected for 10 days following delivery of such notice, or (2) at any time for any reason whatsoever. If Mr. Terry desires to terminate his employment at any time prior to expiration of the term of his employment, he must provide 30-days written notice to us indicating that he has elected to terminate his employment and stating the effective date of termination and the reason for such termination.

In the event Mr. Terry’s employment terminates upon expiration of the term of the employment agreement or if Mr. Terry’s employment is terminated by either Mr. Terry or our company for any reason other than an Involuntary Termination (as defined below), all compensation and benefits to Mr. Terry under the agreement will terminate contemporaneously with the termination of his employment. For purposes of the agreement, an “Involuntary Termination” means any termination of Mr. Terry’s employment with our company which:

•  does not result from an expiration of the term of the employment agreement;

•  does not result from a resignation by Mr. Terry (except as otherwise provided below);

•  does not result from a termination for cause of Mr. Terry;

•  does not result from Mr. Terry’s death or disability; or

•  results from a resignation by Mr. Terry on or before the date which is 60 days after the date upon which Mr. Terry receives notice of a change of duties (as defined in the agreement).

Except as provided in the following sentence, in the event Mr. Terry’s employment is subject to an Involuntary Termination, we shall pay to Mr. Terry a lump sum cash payment within 30 days of termination equal to two times his annual base salary in effect at the time of termination. If Mr. Terry’s employment is subject to an Involuntary Termination that occurs at any time during the period beginning 60 days prior to the date a definitive agreement concerning a Change of Control (as defined below) is executed and ending on the one-year anniversary of the consummation of such Change of Control (such period being a “Change of Control Period”), Mr. Terry will be entitled to receive a lump sum cash payment within 30 days of termination equal to two times the sum of his annual base salary in effect at the time of termination and the average of the bonuses he received in the two preceding fiscal years (as calculated in accordance with the agreement). If Mr. Terry’s employment is subject to an Involuntary Termination during a Change of Control Period or as a result of his death or disability, we have also agreed to accelerate the vesting of all options to purchase common stock granted to Mr. Terry and to remove the restrictions on vesting or forfeiture of all restricted stock and all other accrued benefits under any nonqualified deferred compensation plans granted to Mr. Terry. Finally, Mr. Terry and his dependents will be eligible to receive COBRA continuation coverage under our group health plans for a period of up to two years following any Involuntary Termination of his employment, in accordance with and to the extent provided by COBRA.

For purposes of the agreement, a “Change of Control” means:

•  a merger of our company with another entity, a consolidation involving our company or the sale of all or substantially all of our assets to another entity if, in any such case, (A) the holders of our equity securities immediately prior to such transaction do not beneficially own after such transaction 50% or more of the votes to elect directors generally in substantially the same proportions that they owned securities of our company prior to such transaction, or (B) the persons who were members of our Board of Directors immediately prior to such transaction do not constitute at least a majority of the board of directors of the resulting entity after such transaction;

•  a dissolution or liquidation of our company;

•  when any person or entity acquires or gains ownership or control of more than 50% of the combined voting power of the outstanding securities of our company; or

•  as a result of or in connection with a contested election of directors, the persons who were members of our Board of Directors immediately before such election cease to constitute a majority of our Board of Directors.

In the event Mr. Terry is a “disqualified individual” (as defined in Section 280G(c) of the Internal Revenue Code) and the payments and benefits that Mr. Terry has the right to receive would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Internal Revenue Code), then the benefits provided under the agreement will be either (1) reduced to an amount so that no portion of such amounts and benefits received by Mr. Terry will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or (2) paid in full, whichever produces the better net after-tax position to Mr. Terry.

The agreement also contains customary confidentiality, nondisclosure and proprietary rights provisions. In addition, during his employment and for a period of two years following the termination of Mr. Terry’s employment for any reason, Mr. Terry is prohibited from participating in the ownership, management, operation or control in any business that conducts a business similar to that conducted by us or provides or sells a service or product that is the same, substantially similar to or otherwise competitive with the products and services provided or sold by our company in any of the business territories that we conduct business from time to time, subject to certain limited exceptions. During that same period, Mr. Terry may not solicit, among others, customers, suppliers and employees of our company.

In connection with the commencement of Mr. Terry’s employment as our President and Chief Executive Officer on January 23, 2006, we granted to Mr. Terry (1) options to purchase 150,000 shares of common stock at $6.73 per share, which options vest in one-third increments on an annual basis beginning on January 23, 2007, and (2) 150,000 shares of restricted common stock, the forfeiture restrictions of which lapse in one-third increments on an annual basis beginning on January 23, 2007.

J. Chris Boswell.   Mr. Boswell entered into an employment agreement that was effective as of February 1, 2006. This agreement, which replaced his previous employment agreement, has a three-year term that is automatically extended for successive one-year periods following the end of the initial three-year term unless otherwise terminated by delivery of written notice by either party no less than 90 days prior to the first day of any one-year extension period. The agreement provides that Mr. Boswell will serve as Chief Financial Officer and Senior Vice President. Under the terms of the agreement, Mr. Boswell will receive an annual base salary of $220,000, which may be further increased at the sole discretion of the Compensation Committee. We may decrease Mr. Boswell’s base salary only with the prior written consent of Mr. Boswell. Mr. Boswell is also eligible to participate in our annual bonus incentive plan as approved by the Compensation Committee or the Board of Directors in amounts approved by and based on criteria established by the Compensation Committee. Mr. Boswell will also be eligible to participate, in the sole discretion of the Compensation Committee, in any long-term incentive arrangements we make available to our executive officers from time to time. Finally, Mr. Boswell will receive certain perquisites, including reimbursement in accordance with our standard policies and procedures of business and business-related business expenses and dues and fees to industry and professional organizations, four weeks of paid vacation each calendar year, and participation by Mr. Boswell and his spouse and dependents in all benefits, plans and programs available to our executive employees. We have also agreed to use reasonable efforts to obtain life insurance for Mr. Boswell in the amount of $500,000.

During the term of the agreement, we may terminate Mr. Boswell’s employment at any time upon his (1) death, (2) disability, (3) for cause, or (4) for any other reason whatsoever in the sole discretion of the Board of Directors. If we desire to terminate Mr. Boswell’s employment at any time prior to expiration of the term of his employment, we must provide written notice to Mr. Boswell indicating that we have elected to terminate his employment and stating the effective date of termination and the reason for such termination. Mr. Boswell may terminate his employment (1) as a result of a change in duties (as such term is defined in the employment agreement) after first giving us written notice of the specific occurrence that resulted in the change in duties and if such occurrence remains uncorrected for 10 days following delivery of such notice, or (2) at any time for any reason whatsoever. If Mr. Boswell desires to terminate his employment at any time prior to expiration of the term of his employment, he must provide 30-days written notice to us indicating that he has elected to terminate his employment and stating the effective date of termination and the reason for such termination.

In the event Mr. Boswell’s employment terminates upon expiration of the term of the employment agreement or if Mr. Boswell’s employment is terminated by either Mr. Boswell or our company for any reason other than an Involuntary Termination (as defined below), all compensation and benefits to Mr. Boswell under the agreement will terminate contemporaneously with the termination of his employment. For purposes of the agreement, an “Involuntary Termination” means any termination of Mr. Boswell’s employment with our company which:

•  does not result from an expiration of the term of the employment agreement;

•  does not result from a resignation by Mr. Boswell (except as otherwise provided below);

•  does not result from a termination for cause of Mr. Boswell;

•  does not result from Mr. Boswell’s death or disability; or

•  results from a resignation by Mr. Boswell on or before the date which is 60 days after the date upon which Mr. Boswell receives notice of a change of duties (as defined in the agreement).

Except as provided in the following sentence, in the event Mr. Boswell’s employment is subject to an Involuntary Termination, we shall pay to Mr. Boswell a lump sum cash payment within 30 days of termination equal to the greater of (1) two times his annual base salary in effect at the time of termination, or (2) $600,000. If Mr. Boswell’s employment is subject to an Involuntary Termination that occurs at any time during the period beginning 60 days prior to the date a definitive agreement concerning a Change of Control (as defined below) is executed and ending on the one-year anniversary of the consummation of such Change of Control (such period being a “Change of Control Period”), Mr. Boswell will be entitled to receive a lump sum cash payment within 30 days of termination equal to the greater of (1) two times the sum of his annual base salary in effect at the time of termination and the average of the bonuses he received in the two preceding fiscal years (as calculated in accordance with the agreement), or (2) $600,000, which amount will be increased to $950,000 if Mr. Boswell is not provided with an opportunity to sell the shares of our common stock then held by Mr. Boswell at a purchase price of $4.00 or more per share in connection with a Change of Control transaction. If Mr. Boswell’s employment is subject to an Involuntary Termination during a Change of Control Period or as a result of his death or disability, we have also agreed to accelerate the vesting of all options to purchase common stock granted to Mr. Boswell and to remove the restrictions on vesting or forfeiture of all restricted stock and all other accrued benefits under any nonqualified deferred compensation plans granted to Mr. Boswell. Finally, Mr. Boswell and his dependents will be eligible to receive COBRA continuation coverage under our group health plans for a period of up to two years following any Involuntary Termination of his employment, in accordance with and to the extent provided by COBRA.

For purposes of the agreement, a “Change of Control” has the same meaning as set forth in Mr. Terry’s employment agreement.

In the event that any payment or distribution to Mr. Boswell is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax, we have agreed to make an additional payment to Mr. Boswell in an amount such that after payment by Mr. Boswell of all taxes (including such excise tax imposed on such additional payment), Mr. Boswell will retain an amount of such payment equal to the amount of the excise tax imposed upon such payment.

The agreement also contains customary confidentiality, nondisclosure and proprietary rights provisions. In addition, during his employment and for a period of two years following the termination of Mr. Boswell’s employment for any reason, Mr. Boswell is prohibited from participating in the ownership, management, operation or control in any business that either (1) conducts a business similar to the particle impact drilling system business conducted by us (or any other line of business involving technological processes that we have either developed or acquired) or (2) provides or sells a service or product that is the same, substantially similar to or otherwise competitive with the products and services related to the particle impact drilling system business conducted by us (or any other line of business involving technological processes that we have either developed or acquired) in any of the business territories that we conduct business from time to time, subject to certain limited exceptions. During that same period, Mr. Boswell may not solicit, among others, customers, suppliers and employees of our company.

Thomas E. Hardisty.   Mr. Hardisty entered into an employment agreement that was effective as of February 1, 2006. This agreement, which replaced his previous employment agreement, has a three-year term that is automatically extended for successive one-year periods following the end of the initial three-year term unless otherwise terminated by delivery of written notice by either party no less than 90 days prior to the first day of any one-year extension period. The agreement provides that Mr. Hardisty will serve as a Senior Vice President. Under the terms of the agreement, Mr. Hardisty will receive an annual base salary of $180,000, which may be further increased at the sole discretion of the Compensation Committee. We may decrease Mr. Hardisty’s base salary only with the prior written consent of Mr. Hardisty. Mr. Hardisty is also eligible to participate in our annual bonus incentive plan as approved by the Compensation Committee or the Board of Directors in amounts approved by and based on criteria established by the Compensation Committee. Mr. Hardisty will also be eligible to participate, in the sole discretion of the Compensation Committee, in any long-term incentive arrangements we make available to our executive officers from time to time. Finally, Mr. Hardisty will receive certain perquisites, including reimbursement in accordance with our standard policies and procedures of business and business-related business expenses and dues and fees to industry and professional organizations, four weeks of paid vacation each calendar year, and participation by Mr. Hardisty and his spouse and dependents in all benefits, plans and programs available to our executive employees. We have also agreed to use reasonable efforts to obtain life insurance for Mr. Hardisty in the amount of $500,000.

During the term of the agreement, we may terminate Mr. Hardisty’s employment at any time upon his (1) death, (2) disability, (3) for cause, or (4) for any other reason whatsoever in the sole discretion of the Board of Directors. If we desire to terminate Mr. Hardisty’s employment at any time prior to expiration of the term of his employment, we must provide written notice to Mr. Hardisty indicating that we have elected to terminate his employment and stating the effective date of termination and the reason for such termination. Mr. Hardisty may terminate his employment (1) as a result of a change in duties (as such term is defined in the employment agreement) after first giving us written notice of the specific occurrence that resulted in the change in duties and if such occurrence remains uncorrected for 10 days following delivery of such notice, or (2) at any time for any reason whatsoever. If Mr. Hardisty desires to terminate his employment at any time prior to expiration of the term of his employment, he must provide 30-days written notice to us indicating that he has elected to terminate his employment and stating the effective date of termination and the reason for such termination.

In the event Mr. Hardisty’s employment terminates upon expiration of the term of the employment agreement or if Mr. Hardisty’s employment is terminated by either Mr. Hardisty or our company for any reason other than an Involuntary Termination (as defined below), all compensation and benefits to Mr. Hardisty under the agreement will terminate contemporaneously with the termination of his employment. For purposes of the agreement, an “Involuntary Termination” means any termination of Mr. Hardisty’s employment with our company which:

•  does not result from an expiration of the term of the employment agreement;

•  does not result from a resignation by Mr. Hardisty (except as otherwise provided below);

•  does not result from a termination for cause of Mr. Hardisty;

•  does not result from Mr. Hardisty’s death or disability; or

•  results from a resignation by Mr. Hardisty on or before the date which is 60 days after the date upon which Mr. Hardisty receives notice of a change of duties (as defined in the agreement).

Except as provided in the following sentence, in the event Mr. Hardisty’s employment is subject to an Involuntary Termination, we shall pay to Mr. Hardisty a lump sum cash payment within 30 days of termination equal to the greater of (1) two times his annual base salary in effect at the time of termination, or (2) $450,000. If Mr. Hardisty’s employment is subject to an Involuntary Termination that occurs at any time during the period beginning 60 days prior to the date a definitive agreement concerning a Change of Control (as defined below) is executed and ending on the one-year anniversary of the consummation of such Change of Control (such period being a “Change of Control Period”), Mr. Hardisty will be entitled to receive a lump sum cash payment within 30 days of termination equal to the greater of (1) two times the sum of his annual base salary in effect at the time of termination and the average of the bonuses he received in the two preceding fiscal years (as calculated in accordance with the agreement), or (2) $450,000, which amount will be increased to $650,000 if Mr. Hardisty is not provided with an opportunity to sell the shares of our common stock then held by Mr. Hardisty at a purchase price of $4.00 or more per share in connection with a Change of Control transaction. If Mr. Hardisty’s employment is subject to an Involuntary Termination during a Change of Control Period or as a result of his death or disability, we have also agreed to accelerate the vesting of all options to purchase common stock granted to Mr. Hardisty and to remove the restrictions on vesting or forfeiture of all restricted stock and all other accrued benefits under any nonqualified deferred compensation plans granted to Mr. Hardisty. Finally, Mr. Hardisty and his dependents will be eligible to receive COBRA continuation coverage under our group health plans for a period of up to two years following any Involuntary Termination of his employment, in accordance with and to the extent provided by COBRA.

For purposes of the agreement, a “Change of Control” has the same meaning as set forth in Mr. Terry’s employment agreement.

In the event that any payment or distribution to Mr. Hardisty is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax, we have agreed to make an additional payment to Mr. Hardisty in an amount such that after payment by Mr. Hardisty of all taxes (including such excise tax imposed on such additional payment), Mr. Hardisty will retain an amount of such payment equal to the amount of the excise tax imposed upon such payment.

The agreement also contains customary confidentiality, nondisclosure and proprietary rights provisions. In addition, during his employment and for a period of two years following the termination of Mr. Hardisty’s employment for any reason, Mr. Hardisty is prohibited from participating in the ownership, management, operation or control in any business that conducts a business similar to that conducted by us or provides or sells a service or product that is the same, substantially similar to or otherwise competitive with the products and services provided or sold by our company in any of the business territories that we conduct business from time to time, subject to certain limited exceptions. During that same period, Mr. Hardisty may not solicit, among others, customers, suppliers and employees of our company.

Gordon Tibbitts   Mr. Tibbitts entered into an employment agreement effective as of August 1, 2003. The agreement has an initial term of one year and automatically renews each August 1st for an addition twelve month period. The agreement provides that Mr. Tibbitts will serve as Vice President—Technology. Mr. Tibbitts receives an annual base salary of $130,000 and is eligible to participate in company benefits and insurance packages. We also agreed to provide Mr. Tibbitts with the use of office and communication equipment normal for the operation of a satellite office in Salt Lake City, Utah. Mr. Tibbitts also was entitled to receive a retention bonus of $65,000 in 2004 in connection with the closing of PDI’s acquisition of the PID technology. This retention bonus was paid in February 2005. Mr. Tibbitts will also be eligible to receive a bonus at such time and in such amount as determined by the Board of Directors of the company.

During the term of the agreement, we may terminate Mr. Tibbitts’ employment at any time for cause, and Mr. Tibbitts may terminate the agreement for any reason upon written notice delivered no less than 15 days and no more than 60 days prior to the date of termination. The employment agreement with Mr. Tibbitts also contains customary nondisclosure and proprietary rights provisions.

2004 Stock Incentive Plan

In connection with our acquisition of PDTI, we assumed the 2004 Stock Incentive Plan that had previously been adopted by the Board of Directors and shareholders of Particle Drilling, Inc., a Texas corporation, and subsequently assumed by PDTI in connection with the merger of Particle Drilling, Inc. into PDTI. The plan permits grants of options or restricted stock to employees, board members, officers or consultants. The plan is administered by the Compensation Committee of our Board of Directors. The committee has the authority to determine the persons to whom awards are to be granted, the time at which awards will be granted, the number of shares to be represented by each award, and the consideration to be received, if any. The committee also has the power to interpret the plan and to create or amend its rules.

Reservation of Shares.   Grants of stock options and restricted stock may be made pursuant to the plan. The number of shares of common stock issued under the plan may not exceed 3,500,000 shares. Shares shall be deemed to have been issued under the plan only to the extent actually issued and delivered pursuant to an award. To the extent that an award lapses or the rights of its holder terminate, any shares of common stock subject to the award will again be available for the grant of an award under the plan. The maximum number of shares that may be issued under the plan, as well as the number and price of shares of common stock or other consideration subject to an award under the plan, will be appropriately adjusted by the committee in the event of changes in the outstanding common stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges or other relevant changes in capitalization or distributions to the holders of common stock occurring after an award is granted.

Stock Options.   The plan provides for granting (1) “incentive” stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and (2) stock options that do not constitute incentive stock options (“non-statutory” stock options). The exercise price for an option granted under the plan is determined by the committee but will be no less than the fair market value of our common stock on the date the option is granted. The option price upon exercise shall be paid in the manner prescribed by the committee. Additionally, stock appreciation rights may be granted in conjunction with incentive stock options or non-statutory stock options. Stock appreciation rights give the holder, among other things, the right to a payment in cash, common stock, or a combination thereof, in an amount equal to the difference between the fair market value of our common stock at the date of exercise and the option exercise price. The options granted under the plan are not assignable or transferable, except on the death of a participant, pursuant to a qualified domestic relations order or unless the committee gives its approval. In the event that incentive stock option grants are made under the plan, such options will be subject to more stringent restrictions on transfer.

Restricted Stock.   The plan permits the committee to grant restricted stock awards. Shares of common stock will be issued or delivered to the employee, consultant or director at the time the award is made without any payment to us (other than for any payment amount determined by the committee in its discretion), but such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit and surrender such shares to us as may be determined in the discretion of the committee. The committee may provide that the restrictions on disposition and the obligations to forfeit the shares will lapse based on (1) the attainment of one or more performance measures established by the committee, (2) the holder’s continued employment or continued service as a consultant or director for a specified period, (3) the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion or (4) a combination of any of these factors. Upon the issuance of shares of common stock pursuant to a restricted stock award, except for the foregoing restrictions and unless otherwise provided, the recipient of the award will have all the rights of our stockholders with respect to such shares, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. The committee may, in its discretion, fully vest any outstanding restricted stock award as of a date determined by the committee.

Change of Control.   The plan provides that, upon a Corporate Change (as hereinafter defined), the committee may accelerate the vesting of options, cancel options and make payments in respect thereof in cash, or adjust the outstanding options as appropriate to reflect such Corporate Change (including, without limitation, adjusting an option to provide that the number and class of shares of common stock covered by such option will be adjusted so that the option will thereafter cover securities of the surviving or acquiring corporation or other property (including cash) as determined by the committee). The plan provides that a Corporate Change occurs if (1) we are not be the surviving entity in any merger or consolidation (or we survive only as a subsidiary of an entity), (2) we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets to any other person or entity, (3) we are to be dissolved and liquidated, (4) any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934 acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the outstanding shares of our voting stock (based upon voting power), or (5) as a result of or in connection with a contested election of directors, the persons who were our directors before such election shall cease to constitute a majority of our Board of Directors. No changes were made to outstanding awards under the plan in connection with our acquisition of PDTI other than all options to purchase common stock became options to purchase an equivalent number of shares of our common stock at the same exercise price.

Term and Amendment.   Our Board of Directors may terminate the plan at any time with respect to any shares of common stock for which awards have not been granted. Our Board of Directors has the right to alter or amend the plan at any time, provided that no change in the plan may be made that would impair the rights of a participant in the plan with respect to an award previously granted without the consent of the participant. In addition, our Board of Directors may not, without the consent of our stockholders, amend the plan to (1) increase the maximum aggregate number of shares that may be issued under the plan or (2) change the class of individuals eligible to receive awards under the plan.

2005 Stock Incentive Plan

On March 30, 2005, our Board of Directors adopted the Particle Drilling Technologies, Inc. 2005 Stock Incentive Plan. The plan allows us to grant options or restricted stock to employees, board members, officers or consultants. The plan is administered by the Compensation Committee of our Board of Directors. The committee has the authority to determine the persons to whom awards are to be granted, the time at which awards will be granted, the number of shares to be represented by each award, and the consideration to be received, if any. The committee also has the power to interpret the plan and to create or amend its rules.

Reservation of Shares.   Grants of stock options and restricted stock may be made pursuant to the plan. The number of shares of common stock issued under the plan may not exceed 2,000,000 shares. Shares shall be deemed to have been issued under the plan only to the extent actually issued and delivered pursuant to an award. To the extent that an award lapses or the rights of its holder terminate, any shares of common stock subject to the award will again be available for the grant of an award under the plan. In addition, shares issued under the plan and forfeited back to the plan, shares surrendered in payment of the exercise price or purchase price of an award, and shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an award will again be available for the grant of an award under the plan. The maximum number of shares that may be issued under the plan, as well as the number and price of shares of common stock or other consideration subject to an award under the plan, will be appropriately adjusted by the committee in the event of changes in the outstanding common stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges or other relevant changes in capitalization or distributions to the holders of common stock occurring after an award is granted.

Stock Options.   The plan provides for granting (1) “incentive” stock options as defined in Section 422 of the Code, and (2) non-statutory stock options. Options granted under the plan will not qualify as incentive stock options under Section 422 of the Code unless the plan is approved by our stockholders by March 29, 2006. In the event that our stockholders do not approve the plan by March 29, 2006, all options that may have been granted and that were intended to qualify as incentive stock options shall automatically convert into non-statutory stock options. Currently we do not intend to seek stockholder approval of the plan and therefore do not currently intend to award incentive stock options under the plan. The exercise price for an option granted under the plan will be determined by the committee but will be no less than the fair market value of our common stock on the date the option is granted. The option price upon exercise shall be paid in the manner prescribed by the committee. Additionally, stock appreciation rights may be granted in conjunction with incentive stock options or non-statutory stock options. Stock appreciation rights give the holder, among other things, the right to a payment in cash, common stock, or a combination thereof, in an amount equal to the difference between the fair market value of the common stock at the date of exercise and the option exercise price. The options granted under the plan are not assignable or transferable, except on the death of a participant, pursuant to a qualified domestic relations order or unless the committee gives its approval. In the event that incentive stock option grants are made under the plan, such options will be subject to more stringent restrictions on transfer.

Restricted Stock.   The plan permits the committee to grant restricted stock awards. Shares of common stock will be issued or delivered to the employee, consultant or director at the time the award is made without any payment to us (other than for any payment amount determined by the committee in its discretion), but such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit and surrender such shares to us as may be determined in the discretion of the committee. The committee may provide that the restrictions on disposition and the obligations to forfeit the shares will lapse based on (1) the attainment of one or more performance measures established by the committee, (2) the holder’s continued employment or continued service as a consultant or director for a specified period, (3) the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion or (4) a combination of any of these factors. Upon the issuance of shares of common stock pursuant to a restricted stock award, except for the foregoing restrictions and unless otherwise provided, the recipient of the award will have all the rights of our stockholders with respect to such shares, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. The committee may, in its discretion, fully vest any outstanding restricted stock award as of a date determined by the committee.

Change of Control.   The plan contains the same provisions with respect to a Corporate Change as the 2004 plan described above.

Term and Amendment.   Our Board of Directors may terminate the plan at any time with respect to any shares of common stock for which awards have not been granted. Our Board of Directors has the right to alter or amend the plan at any time, provided that no change in the plan may be made that would impair the rights of a participant in the plan with respect to an award previously granted without the consent of the participant.

Federal Income Tax Aspects of the Stock Incentive Plans

Non-Statutory Stock Options and Stock Appreciation Rights.As a general rule, no federal income tax is imposed on the optionee upon the grant of a non-statutory stock option such as those under the plans (whether or not including a stock appreciation right) and we are not entitled to a tax deduction by reason of such a grant. Generally, upon the exercise of a non-statutory stock option, the optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option price paid for such shares. In the case of the exercise of a stock appreciation right, the optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the cash received plus the fair market value of the shares distributed to the optionee. Upon the exercise of a non-statutory stock option or a stock appreciation right, and subject to the application of Section 162(m) of the Code as discussed below, we may claim a deduction for compensation paid at the same time and in the same amount as compensation income is recognized to the optionee assuming any federal income tax reporting requirements are satisfied.

Upon a subsequent disposition of the shares received upon exercise of a non-statutory stock option or a stock appreciation right, any appreciation after the date of exercise should qualify as capital gain. If the shares received upon the exercise of an option or a stock appreciation right are transferred to the optionee subject to certain restrictions, then the taxable income realized by the optionee, unless the optionee elects otherwise, and our tax deduction (assuming any federal income tax reporting requirements are satisfied) should be deferred and should be measured at the fair market value of the shares at the time the restrictions lapse. The restrictions imposed on officers, directors and 10% shareholders by Section 16(b) of the Securities Exchange Act of 1934 is such a restriction during the period prescribed thereby if other shares have been purchased by such an individual within six months of the exercise of a non-statutory stock option or stock appreciation right.

Incentive Stock Options.   Incentive stock options under the plans are intended to constitute “incentive stock options” within the meaning of Section 422 of the Code. Incentive stock options are subject to special federal income tax treatment. No federal income tax is imposed on the optionee upon the grant or the exercise of an incentive stock option if the optionee does not dispose of shares acquired pursuant to the exercise within the two-year period beginning on the date the option was granted or within the one-year period beginning on the date the option was exercised (collectively, the “holding period”). In such event, we would not be entitled to any deduction for federal income tax purposes in connection with the grant or exercise of the option or the disposition of the shares so acquired. With respect to an incentive stock option, the difference between the fair market value of the stock on the date of exercise and the exercise price must generally be included in the optionee’s alternative minimum taxable income. However, if the optionee exercises an incentive stock option and disposes of the shares received in the same year and the amount realized is less than the fair market value of the shares on the date of exercise, the amount included in alternative minimum taxable income will not exceed the amount realized over the adjusted basis of the shares.

Upon disposition of the shares received upon exercise of an incentive stock option after the holding period, any appreciation of the shares above the exercise price should constitute capital gain. If an optionee disposes of shares acquired pursuant to his or her exercise of an incentive stock option prior to the end of the holding period, the optionee will be treated as having received, at the time of disposition, compensation taxable as ordinary income. In such event, and subject to the application of Section 162(m) of the Code as discussed below, we may claim a deduction for compensation paid at the same time and in the same amount as compensation is treated as received by the optionee. The amount treated as compensation is the excess of the fair market value of the shares at the time of exercise (or in the case of a sale in which a loss would be recognized, the amount realized on the sale if less) over the exercise price; any amount realized in excess of the fair market value of the shares at the time of exercise would be treated as short-term or long-term capital gain, depending on the holding period of the shares.

Restricted Stock.   The recipient of a restricted stock award will not realize taxable income at the time of grant, and we will not be entitled to a deduction at that time, assuming that the restrictions constitute a substantial risk of forfeiture for federal income tax purposes. When the risk of forfeiture with respect to the stock subject to the award lapses, the holder will realize ordinary income in an amount equal to the fair market value of the shares of common stock at such time, and, subject to Section 162(m) of the Code, we will be entitled to a corresponding deduction. All dividends and distributions (or the cash equivalent thereof) with respect to a restricted stock award paid to the holder before the risk of forfeiture lapses will also be compensation income to the holder when paid and, subject to Section 162(m) of the Code, deductible as such by us. Notwithstanding the foregoing, the holder of a restricted stock award may elect under Section 83(b) of the Code to be taxed at the time of grant of the restricted stock award based on the fair market value of the shares of common stock on the date of the award, in which case (1) subject to Section 162(m) of the Code, we will be entitled to a deduction at the same time and in the same amount, (2) dividends paid to the recipient during the period the forfeiture restrictions apply will be taxable as dividends and will not be deductible by us, and (3) there will be no further federal income tax consequences when the risk of forfeiture lapses. Such election must be made not later than 30 days after the grant of the restricted stock award and is irrevocable.

Section 162(m) of the Code.   Subject to certain exceptions, Section 162(m) of the Code precludes a “publicly held corporation” from taking a deduction for compensation in excess of $1 million paid to its chief executive officer or any of its four other highest-paid officers. Currently we do not qualify as a “publicly held corporation” under Section 162(m) of the Code. Compensation arising from awards granted prior to our becoming such a “publicly held corporation” will be exempt from the Section 162(m) deduction limit. Further, since the plans were adopted prior to our becoming such a “publicly held corporation,” compensation arising from award grants under the plan made after we become such a “publicly held corporation” but prior to the end of a special transition period will not be subject to the Section 162(m) deduction limitation. This transition period as to each plan will last until the earliest of (1) the expiration of a plan, (2) the material modification of a plan, (3) the issuance of all common stock under a plan or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the first calendar year following the calendar year in which we become such a “publicly held corporation.”

The plans do not qualified under section 401(a) of the Code.

The comments set forth in the above paragraphs are only a summary of certain of the Federal income tax consequences relating to the plans. No consideration has been given to the effects of state, local, or other tax laws on the plans or on participants.

Inapplicability of ERISA

Based upon current law and published interpretations, we do not believe the plans are subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In March 2005, we entered into a five year sublease agreement with The Exploitation Company, LLP, an affiliate of John D. Schiller, our former interim President and Chief Executive Officer and currently one of our directors, pursuant to which The Exploitation Company, LLP subleased from us approximately 5,200 square feet of our corporate office space, beginning in June 2005. In July 2005, Mr. Steve Weyel, one of our directors, became an executive officer of The Exploitation Company, LLP.

In March 2006, we assigned our commitments under the previous lease for our corporate offices that were located at 1021 Main Street, Suite 2650, Houston, Texas 77002 to Energy XXI Services, LLC and, as a result, were fully released by the lessor from our prior office lease. Messrs. Schiller and Weyel are directors and executive officers of Energy XXI Services. We agreed with The Exploitation Company, LLP to terminate the sublease agreement in connection with the assignment of the corporate office lease to

Energy XXI Services, LLC. During the term of the sublease agreement, we received approximately $74,000 of rental income from The Exploitation Company.

We believe that the transaction described above was negotiated on an arm’s length basis and that the terms of the transaction was at least as favorable to us as those that could have been obtained from an unaffiliated third party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock of the company beneficially owned as of December 14, 2006 by (1) those persons or any group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known by our company to beneficially own more than 5% of our common stock, (2) each named executive officer and director of our company, and (3) all directors and executive officers of our company as a group. For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. The following table includes shares of restricted stock of our company held by our executive officers and directors over which they have voting power but no investment power. The following percentage information is calculated based on 30,093,200 shares of common stock that were outstanding as of December 14, 2006. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to the shares beneficially owned by that person.

Prentis B. Tomlinson, Jr.(2)	2,094,237	(4)	6.8%
LC Capital Master Fund, Ltd.(3)	1,734,300		5.8%
Greywolf Capital Management LP	1,650,000	(13)	5.5%
John D. Schiller, Jr.(1)	1,648,333	(5)	5.4%
Jim B. Terry	225,000	(6)	*
Thomas E. Hardisty	1,376,419	(7)	4.5%
J. Chris Boswell(1)	1,692,473	(8)	5.5%
Gordon Tibbitts	225,000	(9)	*
Ken R. LeSuer	135,000	(10)	*
Michael S. Mathews	67,500	(11)	*
Hugh A. Menown	67,500	(11)	*
Steve Weyel	22,500	(12)	*
Directors and executive officers as a group (9 persons)	5,459,726	(5)-(12)	17.0%

    *Less than 1%

(1)Address: c/o Particle Drilling Technologies, Inc., 11757 Katy Freeway Houston, Texas 77079

(2)Address: 1825 I Street, NW, Suite 400, Washington, D.C. 20006.

(3)Address: c/o Lampe Conway, 680 Fifth Avenue, Suite 1202, New York, New York 10019. Richard F. Conway has sole voting and investment power with respect to the shares of common stock held by LC Capital Master Fund, Ltd.

(4)Includes 600,000 shares of common stock that Mr. Tomlinson may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of the date of this Form 10-K.

(5)Includes 65,000 shares of restricted stock and 583,333 shares of common stock that Mr. Schiller may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of the date of this Form 10-K.

(6)Includes 175,000 shares of restricted stock.

(7)Includes 33,086 shares of restricted stock and 503,333 shares of common stock that Mr. Hardisty may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of the date of this Form 10-K.

(8)Includes 30,000 shares of restricted stock and 573,333 shares of common stock that Mr. Boswell may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of the date of this Form 10-K.

(9)Includes 225,000 shares of common stock that Mr. Tibbitts may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Form 10-K.

(10)Includes 20,000 shares of restricted stock and 100,000 shares of common stock that Mr. LeSuer may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Form 10-K.

(11)Includes 10,000 shares of restricted stock and 32,500 shares of common stock that each of Messrs. Mathews and Menown may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Form 10-K.

(12)Consists of 10,000 shares of restricted stock and 12,500 shares of common stock that Mr. Weyel may purchase upon exercise of stock options that are currently vested or will become vested within 60 days of this Form 10-K.

(13)The shares of common stock shown above for Greywolf Management LP (“Investment Manager”) are owned directly by Greywolf Capital Partners II LP (“Greywolf Capital II”) (561,500 shares) and by Greywolf Capital Overseas Fund (“Greywolf Overseas”) (1,088,500 shares). Greywolf Advisors LLC (the “General Partner”), as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II. The Investment Manager, as investment manager of Greywolf Overseas and Greywolf Capital II, may be deemed to be the beneficial owner of all such shares owned by Greywolf Overseas and Greywolf Capital II. Greywolf GP LLC (the “Investment Manager General Partner”), as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II and Greywolf Overseas. Jonathan Savitz (“Savitz”), as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II and Greywolf Overseas. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such shares. The address of the principal business office of (i) Greywolf Capital II, General Partner, Investment Manager and Investment Manager General Partner is 4 Manhattanville Road, Suite 201, Purchase, NY 10577 and (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda.

SELLING SHAREHOLDERS

The shares of common stock covered hereby consist of 5,000,000 shares of our common stock that we issued to the selling stockholders in the private placement that closed on October 19, 2006 as well as 1,500,000 shares of our common stock that are issuable upon exercise of warrants issued to the selling stockholders in the same private placement. The warrants will become exercisable at any time on or after April 22, 2007.

In connection with the registration rights we granted to the selling stockholders, we filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus from time to time on the Nasdaq Capital Market, in privately negotiated transactions or otherwise. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder, Schedules 13D and 13G and other public documents filed with the SEC. The number representing the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (1) all shares held by a selling stockholder prior to the private placement, plus (2) all shares purchased by the selling stockholder in the private placement and being offered pursuant to the prospectus, as well as (3) all options or other derivative securities which are exercisable within 60 days of December 15, 2006. Because the warrants that were issued in the private placement will not be exercisable until April 22, 2007, the shares of common stock issuable upon exercise of the warrants are not included in the number of shares of common stock beneficially owned prior to the offering for each selling stockholder, although such shares of common stock are included in the number of shares of common stock offered pursuant to this prospectus. The percentages of shares owned after the offering are based on 30,093,200 shares of our common stock outstanding as of December 6, 2006, which includes the outstanding shares of common stock offered by this prospectus but does not include the shares of common stock issuable upon exercise of the warrants issued to the selling stockholders.

Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our shares or other securities.

The selling stockholders may sell some, all or none of their shares of common stock offered by this prospectus. We do not know how long the selling stockholders will hold their shares of common stock before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of common stock being offered hereunder other than the securities purchase agreement pursuant to which the selling stockholders purchased their shares of common stock from us. The shares offered by this prospectus may be offered from time to time by the selling stockholders. Accordingly, for purposes of this table, we have assumed that, after completion of the offering, the only shares that will continue to be held by the selling stockholders are those that were owned immediately prior to the private placement.

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the selling stockholders may change over time.

The following table sets forth, to our knowledge, information about the selling stockholders as of December 15, 2006.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Offered Hereunder	Number of Outstanding Shares of Common Stock Owned After Completion of Offering	Percent of Outstanding Shares of Common Stock Owned After Completion of Offering (1)
LC Capital Master Fund, Ltd.(2)	1,734,300	812,500	1,109,300	3.7%
Milfam I, L.P.(3)	225,000	130,000	125,000	*
U.S.A. Fund, LLLP(4)	500,000	260,000	300,000	1.0%
The IBS Turnaround Fund (QP) (A Limited Partnership)(5)	708,200	296,660	480,000	1.6%
The IBS Opportunity Fund (BVI), Ltd.(5)	157,300	61,490	110,000	*
The IBS Turnaround Fund, L.P.(5)	284,500	96,850	210,000	*
Cadence Master Ltd.(6)	296,906	325,000	46,906	*
Greywolf Capital Partners II LP(7)	561,500	201,500	406,500	1.4%
Greywolf Capital Overseas Fund(7)	1,088,500	448,500	743,500	2.5%
Karen Singer(8)	350,000	130,000	250,000	*
SF Capital Partners Ltd.(9)	400,000	520,000	—	*
LB I Group Inc.(10)	237,000	308,100	—	*
Millennium Partners, L.P.(11)	1,045,946	812,500	420,946	1.4%
Schottenfeld Qualified Associates, LP(12)	600,000	325,000	350,000	1.2
Phaeton International (BVI) Limited(13)	125,100	162,630	—	*
Phoenix Partners II, LP(13)	36,900	47,970	—	*
Phoenix Partners LP(13)	138,000	179,400	—	*
Fort Mason Master, L.P.(14)	998,263	1,297,742	—	*
Fort Mason Partners, L.P.(14)	64,737	84,158	—	*

    *Less than 1%

(1)Calculated based on 30,093,200 shares of common stock outstanding as of December 6, 2006.

(2)We have been advised that Richard F. Conway has sole voting and investment power with respect to the shares of common stock held by LC Capital Master Fund Ltd. The number of shares offered pursuant to this prospectus includes 187,500 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(3)We have been advised that Lloyd I. Miller, as general partner, has sole voting and investment power with respect to the shares of common stock held by Milfam I, LP. The number of shares offered pursuant to this prospectus includes 30,000 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(4)We have been advised that the general partner of U.S.A. Fund, LLLP is World Total Return, Inc. and its chief executive officer, Mr. Marc P. Blum, has sole voting and investment power with respect to the shares held by U.S.A. Fund, LLLP. The number of shares offered pursuant to this prospectus includes 60,000 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(5)We have been advised that IBS Capital Corporation is the general partner of The IBS Turnaround Fund, L.P. and The IBS Turnaround Fund (QP) (A Limited Partnership). As a result, IBS Capital Corporation has sole voting and investment power with respect to the shares of common stock held by The IBS Turnaround Fund, L.P. and The IBS Turnaround Fund (QP), L.P. Mr. David Taft is the President of IBS Capital Corporation, the Manager of The IBS Opportunity Fund (BVI), Ltd. and the portfolio manager of each of The IBS Turnaround Fund, L.P., The IBS Turnaround Fund (QP), (A

Limited Partnership) and The IBS Opportunity Fund (BVI), Ltd., and, therefore, Mr. Taft makes all decisions with regard to the shares of common stock held by each of The IBS Turnaround Fund, L.P., The IBS Turnaround Fund (QP) (A Limited Partnership) and The IBS Opportunity Fund (BVI), Ltd. The number of shares offered pursuant to this prospectus by each of The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Opportunity Fund (BVI), Ltd. and The IBS Turnaround Fund, L.P. includes 68,460, 14,190 and 22,350 shares of common stock issuable upon exercise of warrants issued in connection with the private placement, respectively.

(6)We have been advised that Cadence Master, Ltd. is a private investment fund formed in the British Virgin Islands. Sole voting and investment powers of the shares held by Cadence Master, Ltd. are held by Cadence Investment Management, LLC, of which Philip R. Broenniman is the Managing Member. The number of shares offered pursuant to this prospectus includes 75,000 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(7)We have been advised that the shares are owned directly by Greywolf Capital Partners II LP (“Greywolf Capital II”) and by Greywolf Capital Overseas Fund (“Greywolf Overseas”). Greywolf Advisors LLC (the “General Partner”), as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II. Greywolf Management LP (“Investment Manager”), as investment manager of Greywolf Overseas and Greywolf Capital II, may be deemed to be the beneficial owner of all such shares owned by Greywolf Overseas and Greywolf Capital II. Greywolf GP LLC (the “Investment Manager General Partner”), as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II and Greywolf Overseas. Jonathan Savitz (“Savitz”), as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II and Greywolf Overseas. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such shares. The address of the principal business office of (i) Greywolf Capital II, General Partner, Investment Manager and Investment Manager General Partner is 4 Manhattanville Road, Suite 201, Purchase, NY 10577 and (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda.

(8)The number of shares offered pursuant to this prospectus includes 30,000 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(9)We have been advised that Michael A. Roth and Brian J. Stark share voting and investment power over securities held by SF Capital Partners Ltd. Each of Messrs. Roth and Stark disclaim beneficial ownership of the shares held by SF Capital Partners Ltd. The number of shares offered pursuant to this prospectus includes 120,000 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(10)We have been advised that LB I Group Inc. is a wholly-owned subsidiary of Lehman Brothers Holding Inc., which is traded on New York Stock Exchange under the symbol LEH. The number of shares offered pursuant to this prospectus includes 71,100 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(11)We have been advised that Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and, consequently, may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the company’s common stock owned by

Millennium Partners, L.P. The number of shares offered pursuant to this prospectus includes 187,500 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(12)We have been advised that Richard Schottenfeld, as Managing Member of the general partner of Schottenfeld Qualified Associates, LP, has sole voting and investment power with respect to the shares of common stock held by Schottenfeld Qualified Associates, LP. The number of shares offered pursuant to this prospectus includes 75,000 shares of common stock issuable upon exercise of warrants issued in connection with the private placement.

(13)We have been advised that Phoenix Partners, L.P. is a New York limited partnership formed for the purpose of investing. Phoenix Partners II, L.P. is a Delaware limited partnership formed for the purpose of investing. All voting and investment decisions for each of Phoenix Partners, L.P. and Phoenix Partners II, L.P. are made by their general partner, MW Management, LLC, a Delaware limited liability company. The Managing Members of MW Management, LLC are Edwin H. Morgens and John C. “Bruce” Waterfall. Phaeton International (BVI) Ltd. is a British Virgin Island corporation formed for the purpose of investing. All investment decisions are made by its investment advisor, Morgens Waterfall Vintiadis & Company, Inc., a New York corporation (“MWV”). MWV is owned 50% by Edwin H. Morgens and 50% by John C. “Bruce” Waterfall. The number of shares offered pursuant to this prospectus by each of Phaeton International (BVI) Limited, Phoenix Partners II, L.P. and Phoenix Partners L.P. includes 37,530, 11,070 and 41,400 shares of common stock issuable upon exercise of warrants issued in connection with the private placement, respectively.

(14)We have been advised that the shares listed herein are owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. (collectively, the “Fort Mason Funds”). Fort Mason Capital, LLC serves as the general partner of each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any. The number of shares offered pursuant to this prospectus by each of Fort Mason Partners, LP and Fort Mason Master, LP includes 19,421 and 299,479 shares of common stock issuable upon exercise of warrants issued in connection with the private placement, respectively.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. We are not authorized to issue preferred stock under our Articles of Incorporation. As of December 6, 2006, there were 30,093,200 shares of our common stock issued and outstanding, including 433,164 shares of restricted stock issued in May 2005 and January 2006 under our 2005 Stock Incentive Plan. Each share of common stock is entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. There are no cumulative voting rights. Common stockholders do not have preemptive rights or other rights to subscribe for additional shares under Nevada law, and the common stock is not subject to conversion or redemption.

In the event of liquidation, the holders of common stock will share equally in any balance of corporate assets available for distribution to them. Subject to the rights of holders of any other securities subsequently issued, holders of the common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available. We have not paid any dividends since our inception and have no intention to pay any dividends in the foreseeable future. Any future dividends would be subject to the discretion of our Board of Directors and would depend on, among other things, future earnings, the operating and financial condition of our company, our capital requirements, and general business conditions.

Warrants and Options

In connection with our acquisition of PDTI in January 2005, we assumed certain warrants to purchase 228,000 shares of common stock that had previously been issued by PDTI and all options to purchase common stock that were outstanding under PDTI’s 2004 Stock Incentive Plan.

The warrants to purchase common stock that we assumed in connection with the acquisition of PDTI are all exercisable for five years from the date of issuance and may be exercised on a net cashless basis. As of December 15, 2006, the outstanding warrants to purchase common stock consisted of (1) warrants to purchase 68,000 shares of common stock in the aggregate at $0.12 per share, (2) warrants to purchase 44,641 shares of common stock in the aggregate at $2.00 per share, and (3) warrants to purchase 12,500 shares of common stock in the aggregate at $3.00 per share.

The options we assumed in connection with our acquisition of PDTI were all issued under PDTI’s 2004 Stock Incentive Plan, which we also assumed in connection with our acquisition of PDTI. The options are all exercisable for ten years from the date of issuance and may be exercised on a net cashless basis. The options to purchase common stock that we assumed and were outstanding as of December 15, 2006 consisted of (1) options to purchase 2,655,000 shares of common stock in the aggregate at $0.12 per share and (2) options to purchase 550,000 shares of common stock in the aggregate at $1.75 per share. Since our acquisition of PDTI, we have issued additional options under our equity incentive plans, which as of December 15, 2006, consisted of outstanding (1) options to purchase 10,000 shares of common stock in the aggregate at $6.20 per share, (2) options to purchase 35,000 shares of common stock in the aggregate at $6.10 per share, (3) options to purchase 10,000 shares of common stock in the aggregate at $6.65 per share, (4) options to purchase 665,000 shares of common stock in the aggregate at $4.90 per share, (5) options to purchase 256,500 share of common stock in aggregate at $4.50 per share, (6) options to purchase 150,000 shares of common stock in the aggregate at $6.73 per share, and (7) options to purchase 50,000 shares of common stock in the aggregate at $5.87 per share.

In connection with our private placement offering of shares of our common stock in February 2005, we issued to persons associated with the placement agent with respect to the private placement, warrants to purchase 1,500,000 shares of our common stock at an exercise price of $2.00 per share. These warrants are exercisable until February 9, 2015 and may be exercised on a net cashless basis. We are obligated to register for resale the shares of common stock issuable upon exercise of these warrants. In the event that the registration of these warrants lapses for any reason, the exercise period for such warrants shall be automatically extended based upon the amount of time such registration statement is not available.

In connection with our private placement offering of shares of our common stock in October 2006, we issued to the investors in the private placement warrants to purchase 1,500,000 shares of our common stock at an exercise price of $3.25 per share. These warrants are exercisable from April 22, 2007 until October 19, 2011. The exercise price of the warrants is subject to adjustment in the event of a subdivision or combination of our common stock, stock dividends or other distributions or other reclassifications of our common stock.

PLAN OF DISTRIBUTION

We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions:

•  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•  an exchange distribution in accordance with the rules of the applicable exchange;

•  privately negotiated transactions;

•  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•  a combination of any such methods of sale; or

•  any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 (the “Securities Act”) in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%). Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the applicable exchange or automated quotation system pursuant to Rules 153 and 172 under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling stockholders, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The selling stockholders have advised us that they have not entered into any agreements, understanding or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than under this prospectus, provided they meet the criteria and conform to the requirements of that rule.

Following notification by a selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•  the name of each such selling stockholder and of the participating broker-dealer(s);

•  the number of shares involved;

•  the initial price at which these shares were sold;

•  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•  any other facts material to the transactions.

In addition, following notification by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest of such selling stockholder intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus was passed upon for us by Woodburn and Wedge, Reno, Nevada.

EXPERTS

The consolidated financial statements as of September 30, 2006, and for the year ended September 30, 2006, and for the period from June 9, 2003 (date of inception) to September 30, 2006 included in this prospectus have been audited by UHY LLP, independent registered public accounting firm, as stated in their reports thereon included herein.  Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of September 30, 2005, and for the years ended September 30, 2005 and 2004, and for the periods from June 9, 2003 (date of inception) to September 30, 2003 and June 9, 2003 (date of inception) to September 30, 2005 included in this prospectus have been audited by UHY Mann Frankfort Stein & Lipp CPAs, LLP, independent registered public accounting firm, as stated in their report thereon included herein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we file with the Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about Particle Drilling Technologies, Inc., please see the complete registration statement. Please refer to the exhibits to the registration statement for complete copies of certain of the agreements or other documents that are summarized in this prospectus.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy the registration statement, including exhibits and schedules filed with it, at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

We file information electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings also are available from the Securities and Exchange Commission’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)

Index to Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firms	F-3
Consolidated Balance Sheets as of September 30, 2006 and 2005	F-7
Consolidated Statements of Operations for the years ended September 30, 2006, 2005, and 2004, and for the period from June 9, 2003 (date of inception) to September 30, 2006	F-8
Consolidated Statements of Stockholders’ Equity for the years ended September 30, 2006, 2005, 2004 and for the period from June 9, 2003 (date of inception) to September 30, 2006	F-9
Consolidated Statements of Cash Flows for the years ended September 30, 2006, 2005, 2004, and for the period from June 9, 2003 (date of inception) to September 30, 2006	F-11
Notes to Consolidated Financial Statements	F-12

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our company’s management, including the Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, the management of our company concluded that our internal control over financial reporting was effective as of September 30, 2006.

The assessment by the management of our company of the effectiveness of our internal control over financial reporting as of September 30, 2006 has been audited by UHY LLP, an independent registered public accounting firm, as stated in their report that follows.

/s/ J. CHRIS BOSWELL
Senior Vice President and
Chief Financial Officer

/s/ JIM B. TERRY
President and
Chief Executive Officer

Houston, Texas
December 14, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Particle Drilling Technologies, Inc.
Houston, Texas

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing on page 24, that Particle Drilling Technologies, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Particle Drilling Technologies, Inc. and subsidiaries maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, Particle Drilling Technologies, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Particle Drilling Technologies, Inc. and subsidiaries as of September 30, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended September 30, 2006, and for the period from June 9, 2003 (date of inception) to September 30, 2006 and our report dated December 14, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ UHY, LLP

Houston, Texas
December 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Particle Drilling Technologies, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheet of Particle Drilling Technologies, Inc. (a development stage company) as of September 30, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended September 30, 2006, and for the period from June 9, 2003 (date of inception) to September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The cumulative statements of operations, stockholders’ equity, and cash flows for the period June 9, 2003 (date of inception) to September 30, 2005 include amounts for the period from June 9, 2003 (date of inception) to September 30, 2003 and for each of the years in the two year period ending September 30, 2005 which were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period June 9, 2003 through September 30, 2005 is based solely on the report of other auditors. The report of the other auditors includes an explanatory paragraph which states that the financial statements as of and for the year ended September 30, 2005 and cumulative amounts since inception to September 30, 2005 have been restated.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Particle Drilling Technologies, Inc. as of September 30, 2006, and the consolidated results of their operations and their cash flows for the year ended September 30, 2006, and for the periods from June 9, 2003 (date of inception) to September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ UHY, LLP

Houston, Texas
December 14, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Particle Drilling Technologies, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheet of Particle Drilling Technologies, Inc. (a development stage company) as of September 30, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended September 30, 2005 and 2004, and for the period June 9, 2003 (date of inception) to September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Particle Drilling Technologies, Inc. as of September 30, 2005, and the consolidated results of their operations and their cash flows for the years ended September 30, 2005 and 2004, and for the periods from June 9, 2003 (date of inception) to September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements have been restated.

/s/ UHY MANN FRANKFORT STEIN & LIPP CPAS, LLP

Houston, Texas
December 14, 2005, except for Note 2 as to which the date is February 14, 2006

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS

	September 30, 2006	September 30, 2005
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$2,291,586	$10,504,646
Short term investments	385,839	—
Accounts receivable—related party	—	42,330
Prepaid expenses	234,488	229,963
Total current assets	2,911,913	10,776,939
Property, plant & equipment, net	1,326,713	1,277,982
Intangibles, net	1,230,086	1,102,403
Other assets	14,650	391,089
Total assets	$5,483,362	$13,548,413
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$830,552	$1,056,733
Short-term notes payable	179,143	79,880
Current portion of long-term debt	19,270	11,597
Accrued liabilities	471,463	242,633
Total current liabilities	1,500,428	1,390,843
Long-term debt	15,305	9,463
Commitments and contingencies—See Note 13	—	—
Stockholders’ equity:
Common stock, $.001 par value, 100,000,000 shares authorized, 28,013,291 shares issued and 25,010,205 shares outstanding at September 30, 2006, and 27,441,472 shares issued and 24,441,472 shares outstanding at September 30, 2005	28,014	27,441
Additional paid-in capital	25,239,221	23,218,868
Treasury stock at cost, 3,003,086 shares and 3,000,000 shares at September 30, 2006 and September 30, 2005, respectively	(1,511,817)	(1,500,000)
Deficit accumulated during the development stage	(19,787,789)	(9,598,202)
Total stockholders’ equity	3,967,629	12,148,107
Total liabilities and stockholders’ equity	$5,483,362	$13,548,413

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

				Period from June 9, 2003 (date of inception) to
	Year Ended September 30,			September 30,
	2006	2005	2004	2006
		(Restated)
Revenues	$—	$—	$—	$—
Operating expenses:
Research and development	5,964,438	2,802,155	621,752	9,427,971
General and administrative	4,581,604	3,182,313	2,683,024	10,950,099
Total operating expenses	10,546,042	5,984,468	3,304,776	20,378,070
Loss from operations	(10,546,042)	(5,984,468)	(3,304,776)	(20,378,070)
Other income (expenses)
Interest income	260,914	209,305	—	470,219
Rental income—related party	46,565	27,162	—	73,727
Gain on debt extinguishment	—	35,283	—	35,283
Other	55,614	—	—	55,614
Interest expense	(6,638)	(11,700)	(26,224)	(44,562)
Total other income (expenses)	356,455	260,050	(26,224)	590,281
Net loss	$(10,189,587)	$(5,724,418)	$(3,331,000)	$(19,787,789)
Net loss per common share, basic and diluted	$(0.42)	$(0.26)	$(0.25)	$(1.05)
Weighted average number of common shares outstanding—basic and diluted	24,520,619	22,150,365	13,364,183	18,841,589

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Period from June 9, 2003 (date of inception)

to September 30, 2005

						Deficit
						Accumulated	Total
					Additional	During	Stockholders’
	Common Stock		Treasury Stock		Paid-in	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficit)
Retroactive restatement of stockholders’ equity prior to merger for recapitalization	1,550,000	$1,550	—	$—	$(1,550)	$—	$—
Common stock issued to founders at $0.001 per share in June 2003	9,000,000	9,000	—	—	—	—	9,000
Common stock issued in private placement for cash at $2.00 per share from June 2003 to September 2003, less offering expense of $436,096	504,500	505	—	—	572,399	—	572,904
Common stock issued for services provided at $2.00 per share in July 2003	15,000	15	—	—	29,985	—	30,000
Net loss	—	—	—	—	—	(542,784)	(542,784)
Balance, September 30, 2003	11,069,500	11,070	—	—	600,834	(542,784)	69,120
Common stock issued in private placement for cash at $2.00 per share from October 2003 to February 2004, less offering expense of $166,322	196,800	197	—	—	227,080	—	227,277
Common stock issued for services provided at $2.00 per share in October 2003	27,000	27	—	—	53,973	—	54,000
Common stock issued for cash at $2.00 per share from October 2003 to March 2004	325,000	325	—	—	649,675	—	650,000
Common stock issued for cash at $1.82 per share in October 2003	2,750	2	—	—	4,998	—	5,000
Common stock issued in exchange for note payable at $2.00 per share in January 2004	25,000	25	—	—	49,975	—	50,000
Common stock issued for services provided at $2.00 per share in January 2004	12,000	12	—	—	23,988	—	24,000
Common stock issued for cash at $0.72 per share in March 2004	69,508	70	—	—	49,930	—	50,000
Common stock issued for cash at $0.97 per share in March 2004	15,480	15	—	—	14,985	—	15,000
Common stock issued for cash at $0.75 per share in March 2004	35,000	35	—	—	26,215	—	26,250
Common stock issued for services provided at $2.00 per share in March 2004	70,000	70	—	—	139,930	—	140,000
Common stock issued for services provided at $2.00 per share in March 2004	75,000	75	—	—	149,925	—	150,000
Common stock issued for cash at $0.74 per share in April 2004	23,500	23	—	—	17,477	—	17,500
Common stock issued in exchange of accounts payable at $0.12 per share upon exercise of warrants in April 2004	50,000	50	—	—	6,850	—	6,900
Common stock issued for cash at $0.12 per share upon exercise of warrants from April 2004 to June 2004	113,909	114	—	—	15,605	—	15,719
Common stock issued for cash at $0.12 per share upon exercise of employee stock options in June 2004	200,000	200	—	—	32,062	—	32,262
Common stock issued in connection with advisory agreement at $0.12 per share in June 2004	5,000,000	5,000	—	—	595,000	—	600,000
Common stock issued at $1.50 per share upon conversion of note payable in June 2004, less offering expense	410,000	410	—	—	553,090	—	553,500
Common stock issued in private placement for cash at $2.00 per share from July 2004 to September 2004, less offering expense	375,000	375	—	—	717,125	—	717,500
Fair value of common stock warrants issued for services	—	—	—	—	2,880	—	2,880
Stock-based employee compensation	—	—	—	—	42,551	—	42,551
Net loss	—	—	—	—	—	(3,331,000)	(3,331,000)
Balance, September 30, 2004	18,095,447	18,095	—	—	3,974,148	(3,873,784)	118,459
Common stock issued in private placement for cash at $2.00 per share from October 2004 to February 2005, less offering expense	850,000	850	—	—	1,581,585	—	1,582,435
Common stock issued for services provided at $1.75 per share in October 2004	10,000	10	—	—	17,490	—	17,500
Common stock issued upon cashless exercise of warrants at $0.12 per share in December 2004	9,314	10	—	—	(10)	—	—
Common stock issued for cash at $0.01 per share upon exercise of warrants in December 2004	33,333	33	—	—	302	—	335
Common stock cancelled at $0.12 per share in January 2005	(700,000)	(700)	—	—	(83,300)	—	(84,000)
Common stock cancelled at $0.001 per share in January 2005	(50,000)	(50)	—	—	50	—	—
Common stock issued in private placement for cash at $2.00 per share in February 2005, less offering expense	9,000,000	9,000	—	—	14,605,332	—	14,614,332
Repurchase of common stock at $0.50 per share in February 2005	—	—	(3,000,000)	(1,500,000)	—	—	(1,500,000)
Restricted stock issued to employees at $4.90 per share in May 2005	140,000	140	—	—	(140)	—	—
Restricted stock issued to employees at $5.45 per share in May 2005	5,000	5	—	—	(5)	—	—
Common stock issued upon cashless exercise of warrants at $0.12 per share in August 2005	48,378	48	—	—	(48)	—	—
Fair value of common stock warrants issued for services	—	—	—	—	2,508,564		2,508,564
Stock-based employee compensation	—	—	—	—	614,900		614,900
Net loss	—	—	—	—	—	(5,724,418)	(5,724,418)
Balance, September 30, 2005	27,441,472	$27,441	(3,000,000)	$(1,500,000)	$23,218,868	$(9,598,202)	$12,148,107

						Deficit
						Accumulated	Total
					Additional	During	Stockholders’
	Common Stock		Treasury Stock		Paid-in	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficit)
Comon stock issued for cash at $0.12 per share upon exercise of employee stock options in January 2006	53,750	54			6,396		6,450
Common stock issued upon cashless exercise of warrants at $2.00 per share in February 2006	9,721	10			(10)
Restricted stock issued to employee at $6.73 per share in January 2006	150,000	150			(150)
Common stock issued upon cashless exercise of warrants at $2.00 per share in February 2006	176,458	176			(176)
Restricted stock issued to employee at $5.87 per share in February 2006	20,000	20			(20)
Common stock issued upon cashless exercise of warrants at $2.00 per share in March 2006	66,000	66			(66)
Repurchase of common stock at $3.85 per share in June 2006			(3,086)	(11,817)			(11,817)
Restriced stock issued to employee at $5.73 per share in June 2006	12,500	13			(13)
Restriced stock issued to employee at $3.40 per share in June 2006	5,000	5			(5)
Restriced stock issued to employee at $3.40 per share in June 2006	10,000	10			(10)
Restriced stock issued to employee at $3.40 per share in June 2006	5,000	5			(5)
Restriced stock issued to employee at $3.40 per share in June 2006	5,000	5			(5)
Restriced stock issued to employee at $3.40 per share in June 2006	5,000	5			(5)
Common stock issued upon cashless exercise of warrants at $2.00 per share in April 2006	29,390	29			(29)
Common stock issued for cash at $0.12 per share upon exercise of employee stock options in July 2006	14,500	15			(15)
Restriced stock issued to employee at $3.51 per share in July 2006	7,500	8			(8)
Common stock issued upon exercise of warrants at $2.00 per share in August 2006	2,000	2			(2)
Stock-based employee compensation	—	—	—	—	2,014,476		2,014,476
Net loss	—	—	—	—	—	(10,189,587)	(10,189,587)
Balance, September 30, 2006	28,013,291	$28,014	(3,003,086)	$(1,511,817)	$25,239,221	$(19,787,789)	$3,967,629

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Period from June 9, 2003 (date of inception) to
	Year Ended September 30,			September 30,
	2006	2005	2004	2006
		(Restated)
Cash flows from operating activities:
Net loss	$(10,189,587)	$(5,724,418)	$(3,331,000)	$(19,787,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on debt extinguishment	—	(35,283)	—	(35,283)
Other	(54,103)	—	—	(54,103)
Depreciation and amortization expense	688,185	391,467	147,409	1,227,062
Short-term note issued for services	—	—	44,000	44,000
Common stock issued for services	—	(66,500)	968,000	931,500
Warrants issued for services	—	57,999	5,830	63,829
Stock-based employee compensation	2,014,476	614,900	50,814	2,680,190
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable—related party	—	(42,330)	—	(42,330)
(Increase) Decrease in prepaid expenses	249,460	(68,428)	(49,545)	131,487
Decrease in other current assets	—	—	7,500	—
Increase (Decrease) in accounts payable	(226,181)	221,329	362,527	490,614
Increase in accrued liabilities	325,627	26,080	79,774	568,260
Net cash used in operating activities	(7,192,123)	(4,625,184)	(1,714,691)	(13,782,564)
Cash flows from investing activities:
Payments to purchase property and equipment	(636,930)	(1,167,134)	(16,555)	(1,820,619)
Proceeds from sale of property and equipment	—	—	20,957	20,957
Payments to purchase intangibles	(178,170)	(170,281)	(185,468)	(608,614)
Payments to purchase other assets	(28,415)	(385,839)	(5,250)	(419,504)
Payments issued for note receivable	—	—	(24,447)	(300,783)
Payments issued for note receivable—related party	—	—	(56,783)	(56,783)
Net cash used in investing activities	(843,515)	(1,723,254)	(267,546)	(3,185,346)
Cash flows from financing activities:
Proceeds from issuance of common stock	6,089	18,647,666	1,746,196	20,981,855
Repurchase of common stock	(11,817)	(1,500,000)	—	(1,511,817)
Proceeds from issuance of convertible notes	—	—	553,500	553,500
Repayments of notes payable	(171,694)	(314,945)	(277,403)	(764,042)
Proceeds from borrowings under loan agreements—related parties	—	—	—	23,195
Repayment of borrowings under loan agreements—related parties	—	—	(23,195)	(23,195)
Net cash provided (used in) by financing activities	(177,422)	16,832,721	1,999,098	19,259,496
Net increase (decrease) in cash and cash equivalents	(8,213,060)	10,484,283	16,861	2,291,586
Cash and cash equivalents—beginning of period	10,504,646	20,363	3,502	—
Cash and cash equivalents—end of period	$2,291,586	$10,504,646	$20,363	$2,291,586
Supplemental disclosures of cash flow information:
Cash paid for interest	$12,339	$14,004	$24,697	$51,040
Non-cash investing and financing activities:
Prepaid insurance acquired with note payable	$253,985	$51,000	$60,990	$365,975
Common stock issued as consideration for account payable	—	—	6,000	6,000
Common stock issued as consideration for note payable	—	—	50,000	50,000
Related party note receivable exchanged for property and equipment	—	—	56,783	56,783
Note payable converted into common stock	—	—	553,500	553,500
Property and equipment acquired with assumed liabilities	—	—	479,610	479,610
Intangibles acquired with assumed liabilities	—	—	757,792	757,792
Property and equipment acquired with note payable	30,487	—	—	30,487
Short-term investment reclassified from other assets	385,839	—	—	385,839
Property and equipment reclassified from other assets	19,015	—	—	19,015

The accompanying notes are an integral part of these statements.

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND NATURE OF BUSINESS

Particle Drilling Technologies, Inc. (“PDTI”or the “Company”) is a Nevada corporation, formerly named MedXLink, Corp. (“MXLK”). On January 14, 2005, Particle Drilling Technologies, Inc., a Delaware corporation (“PDTI-DE”) merged with a subsidiary of MXLK in a stock-for-stock transaction as a result of a merger and plan of reorganization agreement between MXLK and PDTI-DE. Pursuant to the above merger, MXLK assumed PDTI-DE’s operations and business plan and changed its name to Particle Drilling Technologies, Inc.

PDTI is a development stage company engaged in the development of a proprietary drilling system (“Particle Impact Drilling” or “PID”). The PID technology is designed to increase the rate-of-penetration in the drilling process, particularly in hard rock drilling environments. PDTI intends to develop and exploit this technology by commercializing the PID system in the oil and gas industry.

PDTI is devoting substantially all of its efforts to product development, commercializing the technology and recruiting personnel. PDTI has substantially funded its operations with proceeds from the issuance of common stock. In the course of the development activities, PDTI has sustained operating losses and expects such losses to continue into fiscal 2007. PDTI will finance its operations primarily through cash and cash equivalents on hand, future financing from the issuance of debt or equity instruments and through the generation of revenues if commercial operations get underway. However, the Company has yet to generate any revenues, and has no assurance of future revenues. To management’s knowledge, no company has yet marketed a salable product using the technology that is being developed by the Company. Even if marketing efforts are successful, substantial time may pass before revenues are realized. In management’s opinion, based on available cash and cash equivalents on hand, PDTI has sufficient liquidity to meet its working capital and capital expenditure requirements for at least the next twelve months.

2.   RESTATEMENT OF FINANCIAL STATEMENTS

The historical information for the year ended September 30, 2005, and for the period from June 9, 2003 (date of inception) to September 30, 2005, have been restated after determining that the Company’s policy of recording stock-based employee compensation upon vesting of the underlying equity award was inconsistent with the guidelines set forth under Statements of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment.

As a result of the restatement, net loss for the year ended September 30, 2005 and for the period from June 9, 2003 (date of inception) to September 30, 2005 was increased by $437,350.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to conform prior period amounts to the current period presentation. These reclassifications had no effect on net loss, net loss per share or stockholders’ equity.

Reverse Acquisition

For the purposes of these consolidated financial statements, the merger of PDTI-DE into MXLK was treated as a reverse acquisition. Pursuant to the guidance in Appendix B of SEC Accounting Disclosure Rules and Practices Official Text, the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with the shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff of the Securities and Exchange Commission to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. Accordingly, the reverse acquisition has been accounted for as a recapitalization. For accounting purposes, PDTI is considered the acquirer in the reverse acquisition. The historical consolidated financial statements are those of PDTI. Net loss per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents include highly liquid investments with a maturity of three months or less when acquired.

Fair Value of Financial Instruments

We invest cash in excess of operating requirements in U.S. Money Market Funds. The carrying amounts reported in the consolidated balance sheets for current assets and current liabilities approximate fair value due to the short maturity of these items.

Concentration of Credit Risk

Financial instruments that potentially subject PDTI to a concentration of credit risk consist of cash and cash equivalents. Cash and cash equivalents are deposited in demand in one financial institution in the United States. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. PDTI has not experienced any material losses on its deposits of cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which ranges from three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Whenever assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is expensed as incurred and any significant improvements that extend the useful life of the assets are capitalized.

Intangible Assets

An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) is initially recognized and measured based on its fair value. The costs of a group of assets acquired in a transaction other than a business combination are allocated to the individual assets acquired based on their relative fair values and are not considered goodwill. The cost is measured based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more reliably measurable. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. The amortization period and amortization method are reviewed annually at each fiscal year-end. Additional patent and application costs are capitalized, and amortized over their useful lives once the patents are issued.

Impairment of Long-Lived Assets

PDTI evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. PDTI also evaluates the capitalized costs for patents and patent applications filed but not issued for possible impairments. PDTI has not identified any such impairment losses to date.

Offering Expense

Offering expenses consist primarily of placement fees and expenses, professional fees and printing costs. These expenses are charged against the related proceeds from the sale of Company stock in the periods in which they occur or charged to expense in the event of a terminated offering.

Income Taxes

The Company follows Statements of Financial Accounting Standards (“SFAS”) No. 109 Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Provisions (benefits) for income taxes result from permanent and temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation

The Company follows SFAS No. 123(R), Share-Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entities equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS No. 123 as originally issued.

Research and Development

The costs of materials and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are research and development costs. However, the costs of materials, equipment, or facilities acquired or constructed for research and development activities that have no alternative future uses are considered research and development costs and are expensed at the time the costs are incurred.

Net Loss Per Share

The Company has presented basic and diluted net loss per share pursuant SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Dilutive net loss per share would give affect to the dilutive effect of common stock equivalents consisting of options and warrants. Potentially dilutive securities have been excluded from the net loss per common share calculation as the effects would be antidilutive. Potentially dilutive securities for the years ended September 30, 2006, 2005 and 2004 that have been excluded are $1,276,624, $991,711 and $98,771, respectively.

The following is the calculation of basic and diluted weighted average shares outstanding and net loss per share for each of the years and periods ending September 30:

				Period from
				June 9, 2003
				(date of
				inception) to
	Year Ended September 30,			September 30,
	2006	2005	2004	2006
		(Restated)
Net loss (numerator):
Net loss—basic and diluted	$(10,189,587)	$(5,724,418)	$(3,331,000)	$(19,787,789)
Weighted average shares (denominator):
Weighted average shares—basic and diluted	24,520,619	22,150,365	13,364,183	18,841,589
Net loss per share:
Basic and diluted	$(0.42)	$(0.26)	$(0.25)	$(1.05)

Recent Accounting Pronouncements

In October 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 13-1, Accounting for Rental Costs Incurred During a Construction Period, to address the accounting for rental costs associated with operating leases that are incurred during a construction period. FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP 13-1 is effective in fiscal years beginning after December 31, 2005. The Company believes that the adoption of FSP 13-1 will not have a material impact the Company’s financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140. SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. SFAS No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of SFAS No. 155 will not have a material impact the Company’s financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—An Amendment to FASB Statement No. 140. Once effective, SFAS No. 156 will require entities to recognize a servicing asset or liability each time they undertake an obligation to service a financial asset by entering into a servicing contract in certain situations. This statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value and permits a choice of either the amortization or fair value measurement method for subsequent measurement. The effective date of this statement is for annual periods beginning after September 15, 2006, with earlier adoption permitted as of the beginning of an entity’s fiscal year provided the entity has not issued any financial statements for that year. The Company does not believe that it will have a material impact on its financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The Company believes that the adoption of FIN No. 48 will not have a material impact on its financial position, results of operations or cash flows.

In July 2006, the FASB issued FSP No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction. FSP No. FAS 13-2 requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which change occurs. The pretax gain or loss is required to be included in the same line item in which the leveraged lease income is recognized, with the tax effect being included in the provision for income taxes. FSP No. FAS 13-2 is effective for fiscal years beginning after December 15, 2006. The Company believes that the adoption of FSP No. FAS 13-2 will not have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company believes that the adoption of SFAS No. 157 will not have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan—an amendment of FASB Statement No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company believes that the adoption of SFAS No. 158 will not have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued FSP No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method for accounting for major maintenance activities and confirms the acceptable methods of accounting for planned major maintenance activities. FSP No. AUG AIR-1 is effective the first fiscal year beginning after December 15, 2006. The Company believes that the adoption of FSP No. AUG AIR-1 will not have a material impact on its financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”(“ SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company will adopt the provisions of SAB 108 beginning in fiscal 2007. The adoption of SAB 108is not expected to have a material impact on the Company’s Consolidated Financial Statements.

4.   PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation, at September 30:

	2006	2005
Office furniture and equipment	$227,372	$200,360
Machines and equipment	1,869,586	1,530,665
Total cost of property and equipment	2,096,958	1,731,025
Construction in Progress	320,499	—
Less: accumulated depreciation	(1,090,744)	(453,043)
Total property and equipment, net	$1,326,713	$1,277,982

For the years ended September 30, 2006, 2005 and 2004, depreciation expense totaled $637,701, $340,977 and $112,066, respectively.

5.   INTANGIBLE ASSETS

The following is a summary of intangibles, at cost less accumulated amortization, at September 30:

	2006	2005
Intangibles, at cost	$1,366,403	$1,188,236
Less: accumulated amortization	(136,317)	(85,833)
Total intangibles, net	$1,230,086	$1,102,403

During fiscal years 2006 and 2005, the Company incurred direct cost of $178,163 and $170,281, respectively, for patents filed but not issued.

The estimated amortization expense for each of the five succeeding years following September 30, 2006 is $50,000.

For the years ended September 30, 2006, 2005 and 2004, amortization expense totaled $50,484, $50,490 and $35,343, respectively.

6.   SHORT-TERM NOTES

The following is a table of PDTI’s short-term obligations at September 30:

	2006	2005
Short-term note at 6.13% interest, unsecured with monthly principal and interest payments of $26,117	179,143	—
Short-term note at prime plus 2% interest, unsecured with monthly principal payments of $5,000 plus interest	—	40,000
Short-term note at 6.5% interest, unsecured with monthly principal and interest payments of $5,821	—	39,880
Total short-term notes payable	$179,143	$79,880

7.   ACCRUED LIABILITIES

Accrued liabilities consist of the following at September 30:

	2006	2005
Payroll and related expenses	$352,592	$4,449
General and administrative	—	21,846
Rent	—	57,450
Professional fees	26,907	2,154
Audit fees	8,624	112,000
Research and development expense	67,476	33,243
Accrued capital costs	15,864	11,491
Total accrued liabilities	$471,463	$242,633

8.   LONG-TERM DEBT

Long-term debt consists of the following at September 30:

	2006	2005
Note payable to a bank in monthly installments of $974, including interest at 6.25%, due in July 2007, secured by a vehicle	$9,473	$21,060
Note payable to a bank in monthly installments of $954, including interest at 7.90%, due in February 2009, secured by a vehicle	25,102	—
Less: current portion	(19,270)	(11,597)
Total long-term debt	$15,305	$9,463

9.   COMMON STOCK

All common stock sold or issued in exchange for services included an anti-dilution provision with the exception of the founders’ shares, the 5,000,000 shares of common stock issued in June 2004 to PDTI’s financial advisors, and shares of common stock issued in exchange for warrants. In June 2004, all shareholders whose shares included an anti-dilution provision agreed to exchange the anti-dilution provision for registration rights, thereby eliminating the anti-dilution provision.

At September 30, 2006 and 2005, the Company had 25,010,205 and 24,441,472 shares of common stock outstanding, respectively. Common stock reserved for issuance consists of the following at September 30:

	2006	2005
Exercise of stock options	4,267,000	3,915,000
Exercise of warrants	1,265,141	1,678,000
Future grants of stock options and restricted stock	599,250	1,230,000
Total common stock reserved for issuance	6,131,391	6,823,000

10.   TREASURY STOCK

In June 2006, the Board of Directors authorized the repurchase of 3,086 shares of the Company’s common stock at $3.83 per share from Thomas Hardisty, PDTI’s Vice President and Director of Business Development. As of the year ended 2006 and 2005, the Company had a treasury stock balance of $1,511,817 and $1,500,000 respectively.

During the year ended September 30, 2006, we made the following repurchases of shares of our common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2005 to September 30, 2006(1)	3,086	$3.83	—	—
Total	3,086		—	—

(1)    Shares were purchased from an officer of the Company to pay for taxes that arose as a result of the partial vesting of previously issued shares of restricted stock.

11.   STOCK OPTIONS AND WARRANTS

Stock Options

In March 2005, the Board of Directors adopted the 2005 Stock Incentive Plan (the “2005 Plan”). The 2005 Plan provides the issuance of incentive stock options, non-statutory stock options and restricted stock grants to directors, employees and consultants of PDTI. Provisions under the 2005 Plan allow for the issuance of options and restricted stock awards to purchase or issue up to 2,000,000 shares of common stock. As of September 30, 2006, the Company had 488,000 shares of common stock available for issuance pursuant to awards under the 2005 Plan. Under the 2005 Plan, the exercise price of each option equals the market value of the Company’s common stock on the date of grant and the maximum term for the options is ten years.

In April 2004, the Board of Directors adopted the 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan provides the issuance of incentive stock options, non-statutory stock options and restricted stock to directors, employees and consultants of PDTI. Provisions under the 2004 Plan allow for the issuance of up to 3,500,000 shares of common stock pursuant to awards under this plan. As of September 30, 2006, the Company had 111,250 awards available for grant under the 2004 Plan. Under the 2004 Plan, the exercise price of each option equals the market value of the Company’s common stock on the date of grant and the maximum term for the options is ten years.

Stock-based employee compensation expense recorded for awards issued under the 2004 Plan and the 2005 Plan for the years ended September 20, 2006 and 2005 was $2,014,476 and $614,900, respectively. Stock-based employee compensation expense for awards issued under the 2004 Plan and the 2005 Plan since inception (June 9, 2003) to September 30, 2006 was $2,680,551.

Warrants

In October 2004, PDTI issued warrants to purchase 33,333 shares of the Company’s common stock at $0.01 per share. The warrants were issued to a financial advisor for services provided. The Company recorded an expense of $58,000 using the Black-Scholes option pricing model.

In connection with a private placement that commenced in April 2004 and completed in January 2005, PDTI issued warrants, in January 2005, to purchase 65,500 shares of the Company’s common stock to certain persons associated with the Placement Agent of this private placement. Offering expense recorded for these warrants was $80,565. The related expense was a direct cost of the associated financing and was therefore charged directly to stockholders’ equity. Each warrant has an exercise price of $2.00 per share with a maximum term of five years. The fair value of each warrant granted is estimated as of the grant date using the Black-Scholes option pricing model.

In connection with a private placement that was completed February 9, 2005, PDTI issued warrants, in February 2005, to purchase 1,500,000 shares of the Company’s common stock to certain persons associated with the Placement Agent of this private placement. Offering expense recorded for these warrants was $2,370,000. The related expense was a direct cost of the associated financing and was therefore charged directly to stockholders’ equity. Each warrant has an exercise price of $2.00 per share with a maximum term of ten years. The fair value of each warrant granted is estimated as of the grant date using the Black-Scholes option pricing model.

During fiscal year 2004, PDTI issued warrants to purchase 323,909 of the Company’s common stock to consultants. The exercise price of each warrant equals the market value of the Company’s common stock on the date of grant and the maximum term for the warrants is five years. For the fiscal year ended September 30, 2004, compensation expense recorded for these warrants was $5,830.

The Company did not have any stock option or stock warrant activity for the period from June 9, 2003 (date of inception) to September 30, 2003; therefore, no compensation expense was recorded for this period.

Summarized Information for Stock Options and Warrants

The following is a summary of all stock option and warrant activity for fiscal years 2006 and 2005:

	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Warrants	Weighted Average Exercise Price
Outstanding at September 30, 2004	2,655,000	$0.12	160,000	$0.12
Granted	1,270,000	3.60	1,611,333	1.97
Exercised	—	—	(91,025)	0.08
Forfeited	(10,000)	4.90	(2,308)	0.12
Outstanding at September 30, 2005	3,915,000	$1.24	1,678,000	$1.90
Granted	616,500	4.81	—	—
Exercised	(68,750)	0.12	(412,859)	1.85
Forfeited	(195,750)	3.86	—	—
Outstanding at September 30, 2006	4,267,000	$1.66	1,265,141	$1.91
Exercisable at September 30, 2006	2,980,000	$0.79	1,265,141	$1.91

The weighted average fair value of an option to purchase one share of common stock granted during fiscal years 2006 and 2005 was $3.49 and $2.37, respectively. The fair value of each stock option and warrant granted is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Weighted Average Assumption for Options Granted		Weighted Average Assumption for Warrants Granted
	2006	2005	2006	2005
Risk-free interest rate	4.4%	4.0%	N/A	3.9%
Expected volatility	75.0%	40.4%	N/A	69.8%
Dividend yield	None	None	N/A	None
Expected life	9.3 years	7.8 years	N/A	9.6 years

The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Shares Underlying Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Underlying Options	Weighted Average Exercise Price
$0.12 to $1.75	3,110,000	7.6 years	$0.44	2,747,500	$0.44
$4.50 to $6.73	1,157,000	9.0 years	$4.89	232,500	4.90
	4,267,000	8.0 years	$1.66	2,980,000	$0.79

The following table summarizes information about warrants outstanding and exercisable at September 30, 2006:

Warrants Outstanding				Warrants Exercisable
Range of Exercise Price	Number of Shares Underlying Warrants	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Underlying Warrants	Weighted Average Exercise Price
$0.12 to $3.00	1,265,141	7.8 years	$1.91	1,265,141	$1.91

The following table presents information about stock options and warrants granted during the year where the exercise price of some stock options and warrants differed from the market price of the Company’s stock on the grant date:

	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Warrants	Weighted Average Exercise Price
Year ended September 30, 2006
Exercise price equals market value	616,500	$4.89	—	$—
Exercise price greater than market value	—	—	—	—
Exercise price less than market value	—	—	—	—
	616,500	$4.89	—	$—
Year ended September 30, 2005
Exercise price equals market value	1,270,000	$3.60	1,565,500	$2.00
Exercise price greater than market value	—	—	12,500	3.00
Exercise price less than market value	—	—	33,333	0.01
	1,270,000	$3.60	1,611,333	$1.97

12.   INCOME TAXES

For the period ended September 30, 2006, there were permanent and temporary differences of approximately $100,000 and $1,008,000, respectively, which decreased the tax loss for the current year.

At September 30, 2006, the Company has cumulative net operating loss carryforwards of approximately $18,567,696 which expire in years 2007 through 2025. No effect has been shown in the consolidated financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not determinable at this time. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at September 30, 2006, have been offset by valuation reserves of the same amount. The valuation allowance increased $3,430,454 from September 30, 2005 to September 30, 2006.

Deferred tax assets consisted of the following at September 30:

	2006	2005
		(Restated)
Deferred tax asset:
Net operating loss carryforward	$6,313,017	$3,225,244
Intangibles	31,296	31,296
Stock warrants exercised	834,807	834,807
Stock-based compensation	817,109	190,401
Deferred tax liability:
Stock Warrants	(203,351)	—
Intangibles	(201,212)	(55,002)
Property and equipment	(39,382)	(104,916)
Deferred tax asset	7,552,284	4,121,830
Valuation allowance	(7,552,284)	(4,121,830)
Net deferred tax asset	$—	$—

Due to the losses that have occurred since the Company’s inception, no statutory rate reconciliation of the Company’s tax rate is disclosed nor discussed within this footnote.

13.   COMMITMENTS AND CONTINGENCIES

Lease Commitments

Rent expense with respect to our lease commitments for the year ended September 30, 2006 was $135,240. The Company is obligated under non-cancellable operating leases for PDTI’s office space and commercial operating facility in Houston, Texas. Future minimum payments required under these leases as of September 30, 2006 are as follows:

Year Ending September 30:
2007	$135,240
2008	—
2009	—
2010	—
2011	—
Total minimum lease payments	$135,240

Royalty Agreements

In January 2004, PDTI entered into a Royalty Agreement with PSI whereby PDTI will be required to pay PSI a royalty on a quarterly basis equal to 18% of the earnings before interest, income taxes, depreciation and amortization (“EBITDA”) derived from the use of the PID technology, until an aggregate of $67,500,000 has been paid. PDTI also entered into a Royalty Agreement in January 2004 with PSIL whereby PDTI will be required to pay PSIL a royalty on a quarterly basis equal to 2% of EBITDA derived from the use of the PID technology, until an aggregate of $7,500,000 has been paid. In addition, PDTI will be required to pay CCORE, PSI and PSIL a royalty equal to 1.6%, 1.2% and 1.2%, respectively, of PDTI’s quarterly gross revenue derived from the use of the PID technology. PDTI has no revenues or EBITDA; therefore no royalties have been paid or accrued as of September 30, 2006.

Capital Commitments

The Company placed a down payment on a new frac pump in fiscal 2006 in the amount of $320,499. The remaining balance of approximately $930,000 is expected to be paid in fiscal 2007.

Litigation

The Company may in the future be involved as a party to various legal proceedings, which are incidental to the ordinary course of business. The Company regularly analyzes current information and, as necesay, provides accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management and legal counsel, as of September 30, 2006, there were no threatened or pending legal matters that would have a material impact on the Company's results of operations, financial position or cash flows.

14.   SUBSEQUENT EVENTS

On October 19, 2006, the Company completed the sale of 5.0 million shares of its common stock to institutional and other accredited investors at $2.35 per share. The Company received gross proceeds of $11.75 million, which we intend to use to manufacture additional PID Systems, to hire and train qualified personnel, to fund the development of a new particle injection system, to fund additional research and development, for general corporate purposes and for expenses associated with the offering.

In addition, the investors received warrants to purchase 1.5 million shares of the Company’s common stock with an exercise price of $3.25 per share. The warrants will be exercisable commencing on April 22, 2007 and will expire on October 19, 2011. The Company has valued these warrants at $2,835,000 using the black-scholes option pricing model and this amount will be charged to shareholders equity in the first quarter of fiscal 2007.

PARTICLE DRILLING TECHNOLOGIES, INC.
(a development stage enterprise)

SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARIZED QUARTERLY FINANCIAL DATA
(Unaudited)

	Fiscal 2006 Quarter Ended
	December 31	March 31	June 30	September 30	Year
Year ended September 30, 2006:
Revenues	$—	$—	$—	$—	$—
Gross profit	—	—	—	—	—
Loss from operations	(2,276,447)	(2,829,316)	(2,893,742)	(2,546,537)	(10,546,042)
Net loss	(2,167,983)	(2,676,907)	(2,830,545)	(2,514,152)	(10,189,587)
Net loss per share—basic and diluted	$(0.09)	$(0.11)	$(0.11)	$(0.11)	$(0.42)

	Fiscal 2005 Quarter Ended
	December 31	March 31	June 30	September 30	Year
			(Restated)	(Restated)	(Restated)
Year ended September 30, 2005:
Revenues	$—	$—	$—	$—	$—
Gross profit	—	—	—	—	—
Loss from operations	(876,193)	(1,228,197)	(1,715,917)	(2,164,161)	(5,984,468)
Net loss	(882,745)	(1,159,730)	(1,631,673)	(2,050,270)	(5,724,418)
Net loss per share—basic and diluted	$(0.05)	$(0.05)	$(0.07)	$(0.09)	$(0.26)

Particle Drilling Technologies, Inc.

Common Stock

PROSPECTUS

January 18, 2007